Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

ACS/PNH 18 JAN 08

RECEIVED

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

08000384

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission October to December 2007

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Holding(s) in Company Announcement dated 28 November, 2007;
- Holding(s) in Company Announcement dated 27 November, 2007;
- Holding(s) in Company Announcement dated 26 November, 2007;
- Holding(s) in Company Announcement dated 22 November, 2007;
- Holding(s) in Company Announcement dated 15 November, 2007;
- Holding(s) in Company Announcement dated 14 November, 2007;
- Holding(s) in Company Announcement dated 8 November, 2007;
- Holding(s) in Company Announcement dated 15 October, 2007;
- Holding(s) in Company Announcement dated 3 October, 2007;
- EGM Statement dated 21 December, 2007;
- Northern Rock Statement dated 13 December, 2007;
- Northern Rock Statement dated 26 November, 2007;
- Northern Rock Statement dated 21 November, 2007;
- Northern Rock Statement dated 19 November, 2007;
- Northern Rock Statement dated 14 November, 2007;
- Northern Rock Statement dated 31 October, 2007;
- Northern Rock Statement dated 15 October, 2007;
- Northern Rock Statement dated 9 October, 2007;
- Directorate Change dated 19 December, 2007;
- Directorate Change dated 29 November, 2007;
- Directorate Change dated 26 November, 2007;
- Directorate Change dated 26 November, 2007;
- Directorate Change dated 16 November, 2007;

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

- Directorate Change dated 22 October, 2007;
- Directorate Change dated 19 October, 2007;
- H M Treasury Statement re Northern Rock dated 18 December, 2007;
- H M Treasury Statement re Northern Rock dated 19 November, 2007;
- H M Treasury Statement re Northern Rock dated 11 October, 2007;
- H M Treasury Statement re Northern Rock dated 9 October, 2007;
- J C Flowers Statement re Possible Offer dated 26 October, 2007;
- Olivant Statement re Northern Rock dated 7 December, 2007;
- Olivant Statement re Northern Rock dated 12 November, 2007;
- Virgin Statement re Proposal dated 12 October, 2007;
- Notice of Early Redemption dated 22 November, 2007;
- Form 288a Appointment of Director/Secretary dated 19 December, 2007;
- Form 288a Appointment of Director/Secretary dated 29 November, 2007;
- Form 288a Appointment of Director/Secretary dated 28 November, 2007;
- Form 288a Appointment of Director/Secretary dated 21 November, 2007;
- Form 288a Appointment of Director/Secretary dated 19 October, 2007;
- Form 288b Appointment of Director/Secretary dated 19 December, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 20 November, 2007;
- Form 288b Appointment of Director/Secretary dated 19 October, 2007;
- Form 363s Annual Return dated 20 November, 2007;
- Form 395 dated 7 December, 2007;
- Form 395 dated 9 October, 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

A C SWALWELL
Operational Director – Debt Capital Markets

Enc.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

AND

DOCUMENTATION FILED WITH COMPANIES HOUSE

2007

(OCTOBER TO DECEMBER)

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS 2007 (OCTOBER TO DECEMBER)

	Regulatory Announcement	Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding		ASAP but no later than the close of the business day following receipt of information by Northern Rock	DTR 3.1.4
2.	Holding(s) in Company	28 November 2007 27 November 2007 26 November 2007 22 November 2007 15 November 2007 14 November 2007 8 November 2007 15 October 2007 3 October 2007	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7 and DTR 5.1
3.	Notice of Meetings, Circulars and Ancillary Documents	21 December 2007	ASAP once issued	LR 9.6.1, 2 and 3
4.	Annual Report & Accounts		ASAP and within 4 months of end of financial period to which they relate	DTR 4.1
5.	Preliminary Results		ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7 A.1
6.	Interim Results		ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements Northern Rock Statement	 13 December 2007 26 November 2007 21 November 2007 19 November 2007 14 November 2007 31 October 2007 15 October 2007 9 October 2007	 ASAP	 DTR 2.2
8.	Notification of Resolutions post Meeting		ASAP after Meeting	LR 9.6.18

9.	**Miscellaneous** Directorate Change H M Treasury Statement re Northern Rock J C Flowers & Co LLC Statement re Possible Offer Olivant Advisors Statement re Northern Rock Virgin Group Statement re Proposal	 19 December 2007 29 November 2007 26 November 2007 26 November 2007 16 November 2007 22 October 2007 19 October 2007 18 December 2007 19 November 2007 11 October 2007 9 October 2007 26 October 2007 7 December 2007 12 November 2007 12 October 2007	 ASAP and in any event by the end of the business day following the decision or receipt of notice about the change by the Company	 LR 9.6.11
10.	Issue of Debt		ASAP	LR 9.6.4
11.	Notice of Early Redemption	22 November 2007	ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update		20 working days after the publication of the annual financial statements	PR 5.2
13.	Notification of Stabilisation		Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms		As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular		As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular		N/A	N/A
17.	Voting Rights and Share Capital			Transparency Directive 5.6.1
18.	Tender Offer		N/A	N/A

Key

"CA"	means the Companies Act 1985.
"DR"	means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"FSA"	means the United Kingdom Financial Services Authority.
"FSMA"	means the Financial Services and Markets Act 2000 of the United Kingdom.
"LR"	means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"MAR"	means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.
"N/A"	means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.
"PR"	means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"SEC"	means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE 2007 (OCTOBER TO DECEMBER)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary	19 December 2007 29 November 2007 28 November 2007 21 November 2007 19 October 2007	14 days from occurrence	CA85 S.288
	Form 288b Terminating Appointment of Director or Secretary	19 December 2007 20 November 2007 20 November 2007 20 November 2007 20 November 2007 20 November 2007 20 November 2007 20 November 2007 19 October 2007		
	Form 288c Change of Particulars for Director or Secretary			
2.	Annual Accounts including Directors' Remuneration Report		7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions		Within 15 days after it was passed or made	CA85 S.380
4.	Form 363s Annual Return	20 November 2007	28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital		Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares		Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares		Within one month from allotment of shares	CA85 S.128(1)
8.	Form 395	20 December 2007 15 October 2007		CA85 S.39.5

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2007

(OCTOBER TO DECEMBER)

82-35026

Regulatory Announcement

RECEIVED

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:13 28-Nov-07
Number	7045I

RNS Number:7045I
Northern Rock PLC
28 November 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	NORTHERN ROCK PLC

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	27th November 2007 to be fully settled 30th November 2007
6. Date on which issuer notified:	28th November 2007
7. Threshold(s) that is/are crossed or reached:	Exceeding further 1% threshold since la filing, as specified under Financial Services and Markets Act 2000 :

8: Notified Details

A: Voting rights attached to shares

Class/ type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transact				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORDINARY	35,800,351	8.5%	35,800,351	38,343,272		9.1%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
38,343,272	9.1%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Iain Colquhoun

15. Contact telephone name: 00377 97 97 7944

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS

END

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:20 27-Nov-07
Number	6005I

RNS Number:6005I
Northern Rock PLC
27 November 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

NORTHERN ROCK PLC

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	26th November 2007 to be fully settled 29th November 2007

6. Date on which issuer notified: 27th November 2007

7. Threshold(s) that is/are crossed or reached: Exceeding further 1% threshold since last filing, as specified under Financial Services and Markets Act 2000 Disclosure and Transparency Rules (DTRs

8: Notified Details

A: Voting rights attached to shares

Class/ type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transact		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	Percentage of voting rights
ORDINARY	28,829,320	6.84	35,800,351	35,800,351 Indirect Direct	8.5% Indirect Direct

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
35,800,351	8.5%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Iain Colquhoun

15. Contact telephone name: 00377 97 97 7944

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:06 26-Nov-07
Number	5107I

RNS Number:5107I
Northern Rock PLC
26 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc - GB0001452795

2. Reason for the notification (please state): (Yes)

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):

UBS AG Investment Bank

4. Full name of shareholder(s) (if different from 3.) (iv):

UBS AG London Branch

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

21 November 2007

6. Date on which issuer notified:

23 November 2007

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	25,969,152	25,969,152

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
GB0001452795	Non-notifiable holdings	Direct (x)	Indirect	Direct	Indirect
			Non-notifiable holdings		
		Non-notifiable holdings		Below 3%	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
Non-notifiable holdings	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Additional information:

N/A

14. Contact name:

Cintia Goertz

Director

UBS AG

15. Contact telephone number:

0207 568 4981

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

RECEIVED

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:56 22-Nov-07
Number	3201I

RNS Number:3201I
Northern Rock PLC
22 November 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	NORTHERN ROCK PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	21st November 2007 to be fully settled 23rd November 2007
6. Date on which issuer notified:	22nd November 2007
7. Threshold(s) that is/are crossed or reached:	Exceeding 3% Limit as specified under Financial Services and Markets Act 2000

8: Notified Details
A: Voting rights attached to shares

Class/ type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
ORDINARY	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
	0	0	27,131,125	27,131,125		6.44%	
				Direct	Indirect	Direct	Indirect

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
27,131,125	6.44%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name: Iain Colquhoun
15. Contact telephone name: 00377 97 97 7944

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:34 15-Nov-07
Number	7980H

RNS Number:7980H
Northern Rock PLC
15 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   Northern Rock plc - GB0001452795

2. Reason for the notification (please state): (Yes)

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):
   UBS AG Investment Bank

4. Full name of shareholder(s) (if different from 3.) (iv):
   UBS AG London Branch

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   12 November 2007

6. Date on which issuer notified:
   14 November 2007

7. Threshold(s) that is/are crossed or reached:
   6.17%

8. Notified details:
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	23,169,152	23,169,152

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB0001452795	25,969,152	25,969,152	-	6.17%	-

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
25,969,152	6.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

   UBS AG London Branch - 25,969,152 - 6.17%

Proxy Voting:

10. Name of the proxy holder:
    N/A

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights
    N/A

13. Additional information:
    N/A

14. Contact name:
    Cintia Goertz
    Director
    UBS AG

15. Contact telephone number:
    0207 568 4981

END

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:35 14-Nov-07
Number	6961H

RNS Number:6961H
Northern Rock PLC
14 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   Northern Rock plc - GB0001452795

2. Reason for the notification (please state): (Yes)

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):
   UBS AG Investment Bank

4. Full name of shareholder(s) (if different from 3.) (iv):
   UBS AG London Branch

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   9 November 2007

6. Date on which issuer notified:
   13 November 2007

7. Threshold(s) that is/are crossed or reached:
   5.49%

8. Notified details:
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	Non-notifiable holding	Non-notifiable holding

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
GB0001452795	23,169,152	Direct (x)	Indirect (xi)	Direct	Indirect
		23,169,152	-	5.49%	-

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B) Number of voting rights	% of voting rights
23,169,152	5.49%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
   UBS AG London Branch - 23,169,152 - 5.49%

Proxy Voting:

10. Name of the proxy holder:
    N/A

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights
    N/A

13. Additional information:
    N/A

14. Contact name:
    Cintia Goertz
    Director
    UBS AG

15. Contact telephone number:
    0207 568 4981

END

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82-35026

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:04 08-Nov-07
Number	3157H

RNS Number:3157H
Northern Rock PLC
08 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc - GB0001452795

2. Reason for the notification (please state): (Yes)
   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):

   UBS AG Investment Bank

4. Full name of shareholder(s) (if different from 3.) (iv):

   UBS AG London Branch

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

   5 November 2007

6. Date on which issuer notified:

   7 November 2007

7. Threshold(s) that is/are crossed or reached:

   Below 3%

8. Notified details:
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE — Situation previous to the Triggering transaction (vi)

	Number of shares	Number of voting Rights (viii)
GB0001452795	22,806,329	22,806,329

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indire
GB0001452795	Non-notifiable holding	Non-notifiable holding	Non-notifiable holding	Below 3%	Below

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B) Number of voting rights	% of voting rights
Non-notifiable holding	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
   UBS AG London Branch - Non-notifiable holding - below 3%

Proxy Voting:

10. Name of the proxy holder:

    N/A

11. Number of voting rights proxy holder will cease to hold:

    N/A

12. Date on which proxy holder will cease to hold voting rights

    N/A

13. Additional information:

    N/A

14. Contact name:

    Cintia Goertz
    Director

UBS AG

15. Contact telephone number:

0207 568 4981

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	09:33 15-Oct-07
Number	6933F

northern rock

RNS Number:6933F
Northern Rock PLC
15 October 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state): (Yes)

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):
   UBS AG Investment Bank

4. Full name of shareholder(s) (if different from 3.) (iv):
   UBS AG London Branch

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   10 October 2007

6. Date on which issuer notified:
   12 October 2007

7. Threshold(s) that is/are crossed or reached:
   5.41%

8. Notified details:
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002747193	-	-

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	22,806,329	Direct (x)	Indirect (xi)	Direct	Indirect
		22,806,329	-	5.41%	-

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,806,329	5.41%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
   UBS AG London Branch - 22,806,329 - 5.41%

Proxy Voting:

10. Name of the proxy holder:
    N/A

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights
    N/A

13. Additional information:
    N/A

14. Contact name:
    Cintia Goertz
    Director
    UBS AG

15. Contact telephone number:
    0207 5684981

END

Close

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	18:18 03-Oct-07
Number	1119F

RNS Number:1119F
Northern Rock PLC
03 October 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Northern Rock Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) L

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 01/10/07

6. Date on which issuer notified: 03/10/07

7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible	Situation previous to the Triggering transaction	Resulting situation after the triggering tra

using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of vo rights
			Direct	Direct	Indirect	Direct
Ord 25p	14,786,124	14,786,124	17,073,079	17,073,079		4.05

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,073,079	4.05

9. Chain of controlled undertakings through which the voting rights and/or the fi: instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)(LGIM)

Legal & General Group Plc (Direct) (L&G) (17,073,079 - 4.05% = LGAS, LGPL &

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (14,743,003 - 3.5%=PMC)

Legal & General Insurance Holding (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (14,743,003 - 3.5% = PMC)

Legal & General Assurance Society (LGAS & LGPL)

Legal & General Pensions Limited (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 421,226,000
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

END

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	EGM Statement
Released	16:19 21-Dec-07
Number	5631K

RNS Number:5631K
Northern Rock PLC
21 December 2007

Northern Rock plc

Posting of Notice of EGM

On 26 November 2007, Northern Rock plc (the "Company") announced that it had received a notice from nominee shareholders acting on behalf of the hedge funds SRM Global Master Fund Limited Partnership ("SRM") and RAB Special Situations (Master) Fund Limited ("RAB") requisitioning an extraordinary general meeting ("EGM") of the Company to consider and, if thought fit, pass a special resolution to amend the articles of association of the Company.

That notice has now been withdrawn and replaced by a second EGM requisition notice from the same nominee shareholders acting on behalf of SRM and RAB received on 10 December 2007. The EGM is scheduled to be held at 10 a.m. on 15 January 2008, at Metro Radio Arena, Newcastle upon Tyne, NE4 7NA.

In summary, the requisition requires a number of resolutions to be proposed at the EGM which, if passed, would require further shareholder approval before the directors can:

- issue new shares in the Company above certain small thresholds which are much smaller than the thresholds the shareholders have already imposed on the directors;

- sell assets (or take action which would permit other members of the group to sell assets) in any twelve month period if the aggregate value of those assets represents 5% or more of the total value of all of the group's assets (both fixed and current);

- buy assets (or take action which would permit other members of the group to buy assets) in any twelve month period if the aggregate value of those assets represents 20% or more of the total value of all of the group's assets (both fixed and current); and

- authorise other members of the group to dispose of, transfer or issue shares or to make any other changes to their capital structure.

The Company is posting today its shareholder circular providing details of and responding to the EGM requisition.

The Board unanimously recommends that shareholders vote against the resolutions proposed by SRM and RAB and the shareholder circular sets out the Board's view that the resolutions proposed by SRM and RAB, if approved by shareholders, would:

- materially restrict the power of the Board to act at a time when prompt, decisive action may be required to deliver an optimum solution for shareholders and other stakeholders (including creditors);

- hinder the Board's ability to negotiate and implement swiftly transactions that preserve liquidity and that may be key to a successful outcome of its strategic review;

- impose restrictions on the Board during this crucial strategic review process which go well beyond UK best practice; and

- impede the ability of the Board to properly discharge its duties.

The shareholder circular also contains details of additional resolutions to be proposed by Northern Rock at the EGM, to confirm the recent appointments of five new directors to the Board of Northern Rock. The Board unanimously recommends that shareholders vote for these resolutions.

The documents being posted to shareholders today include forms of proxy for voting at the EGM. Any shareholder wishing to vote by proxy is required to return the completed form to Capita Registrars Limited no later than 10 a.m. on Sunday 13 January 2008. Further details are contained in the shareholder circular.

Chairman Bryan Sanderson commented:

"Since I joined Northern Rock as Chairman, the Board has continued to pursue its strategic review with the aim of securing a positive outcome for all stakeholders. The resolutions proposed on behalf of two shareholders, SRM and RAB, in the view of the Board, restrict the ability of the Company to act in a timely and appropriate manner during a period when the Board is likely to need maximum flexibility.

Whilst I recognise the positive motives of the two shareholders in question, the Board believes that we have a governance structure in place that protects the interests of shareholders and all other stakeholders and that the proposed resolutions place restrictions on the Company significantly in excess of the norm for other fully-listed UK public companies.

Accordingly, I believe that these resolutions are unnecessary and, in view of the difficult and challenging circumstances currently affecting the Company, potentially damaging. Through our strategic review, the Board is fully committed

to promoting the success of the Company and protecting the interests of all its stakeholders (including shareholders and creditors). The proposed resolutions, in our judgment, do not support but rather prejudice these objectives."

Copies of the shareholder circular have been submitted to the UKLA, and will shortly be available at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel. 020 7066 1000.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Jemma Rundle
Corporate Communications
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protection afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

END

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Northern Rock Update
Released	07:30 13-Dec-07
Number	8153J

RNS Number:8153J
Northern Rock PLC
13 December 2007

NORTHERN ROCK PLC

13 DECEMBER 2007

NORTHERN ROCK UPDATE

Strategic Review

Since its announcement on 26 November 2007, the Company has continued to pursue discussions with the Virgin Consortium on an accelerated basis. At the same time, the Company has engaged with other parties, including Olivant, to explore their expressions of interest as part of its review of its strategic options in the interests of shareholders, creditors, customers and other stakeholders of the Company. In line with its previously announced objective, the Company will complete its strategic review by February 2008.

Northern Rock emphasises that there can be no certainty as to the outcome of these discussions. Any proposal which Northern Rock wishes to pursue will also have to be evaluated by the Tripartite Authorities in light of their previously announced objectives.

Management Changes

On 16 November 2007, the Company announced that Adam Applegarth's tenure as Chief Executive would come to an end following completion of the second phase of the strategic review process. It has now been agreed that Mr Applegarth will cease to be Chief Executive of the Company with immediate effect and, accordingly, will cease to be a Director and an employee of the Company.

Andy Kuipers becomes Chief Executive and has been reappointed as a Director of the Company. His appointment will take effect upon him obtaining approval from the FSA under its approved persons regime. The Company's strategic review will continue to be progressed under the supervision of the Board, with assistance from the Executive Committee, led by Andy Kuipers, and the Company's financial, legal and accounting advisers.

Northern Rock Chairman Bryan Sanderson said:

"I am delighted that Andy has rejoined the Board as Chief Executive. I am confident that he is the right person to help manage the Company through the strategic review process.

"On behalf of the Board I would like to thank Adam Applegarth for his

contribution to Northern Rock over a 24 year period."

Adam Applegarth said:

"It is time to hand over to management who I'm confident will be part of the Company's future. I wish them and the Board every success. "

Treasury Investments Update

Further to our trading update on 14 September 2007, we take the opportunity to provide additional information to the market on our Treasury Investments.

The actual impairments noted below, together with potential impairments on the collateralised debt obligation (CDO) portfolio, in total amount to £281 million. Taking into account these impairments, Northern Rock would still have surplus regulatory capital under Basle II.

The Company's holdings of capital notes in structured investment vehicles (SIVs) totalled £319 million as disclosed on 14 September 2007 (subject to adjustments for foreign exchange revaluations). The Company's SIV investments are classified as loans and receivables and are not fair valued but are subject to a test for impairment. The Company's SIV investments have been assessed on a case by case basis including whether committed funding is in place. Following this assessment and taking into account the net asset value (NAV) of each SIV we have calculated that an impairment charge of £118 million should be made in relation to this investment portfolio, which will be reflected in the current year income statement.

The Company originally had an exposure of £35 million to three SIV-lite investments, which will require an impairment charge in the current year income statement of £32 million despite one of these vehicles having being restructured into a cash-flow CDO in early September.

The Company's portfolio of US$ CDOs amounts to £167 million with a mark to market value of £36 million at the end of November 2007. As mark to market valuations have been extremely volatile (the October month end valuation was £50 million) and may not reflect either actual or expected impairments, but are a consequence of current market illiquidity, any necessary impairments of these assets will be determined at the year end in light of prevailing market and credit conditions. The mark to market reduction in value of the CDOs is recorded within the available for sale (AFS) reserve with any subsequent impairment being recycled through the income statement when recognised.

A review of our other AFS assets has been undertaken, and while these have seen some market price falls, these falls are considered to be due to widening credit spreads and severe liquidity shortages rather than the performance of the underlying assets. Consequently, no provision for impairment is considered necessary against this portfolio.

Notes to Editors:

1. Andy Kuipers (aged 49) was appointed to the Board of Northern Rock as an Executive Director in January 2005. Before his appointment as Chief Executive he was responsible for the co-ordination and direction of the Company's sales, marketing, products, pricing and retention activities. Andy joined Northern Rock

in 1987, having previously worked in banking in Holland. He is married with two children.

2. The Company confirms that under the terms of a settlement agreement reached with Mr Applegarth the Company will pay him substantially less than the amount which he would otherwise have been due on termination of his employment by the Company. In addition, the Company has secured Mr Applegarth's agreement to payment being made to him in monthly instalments rather than as a lump sum with an offset in respect of any replacement earnings. Full details of Mr Applegarth's termination arrangements will be disclosed in the Company's Annual Report and Accounts for 2007.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

Regulatory Announcement

Go to market news section

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Update on Strategic Review
Released	07:30 26-Nov-07
Number	4586I

RNS Number:4586I
Northern Rock PLC
26 November 2007

Northern Rock plc (the "Company")

Update on Strategic Review

Following receipt of indicative expressions of interest covering a range of options in respect of its business, the Company and its advisors have engaged in discussions with a limited number of selected interested parties to clarify their proposals. As a result, and following discussions with the Tripartite Authorities (the Bank of England, HM Treasury and the Financial Services Authority), the Board has concluded that it wishes to take forward discussions on an accelerated basis with a consortium comprising Virgin Group, WL Ross & Co, Toscafund Asset Management LLP and First Eastern Investment Group (the "Virgin Consortium").

Bryan Sanderson, Chairman of Northern Rock, said

"This is very good news for Northern Rock. Over the last few weeks and months we have looked at the issues from the perspective of all stakeholders. I am grateful for the support that we have had from customers and employees who have stayed loyal to us during these difficult times - and pleased that a solution that firmly restores the Company's prospects has been identified. Furthermore our retail depositors can be fully reassured that the Government has said it will ensure savers' money is safe whatever the outcome."

The Virgin Consortium Proposal

The Virgin Consortium is continuing its discussions with the Company and the Tripartite Authorities and is working on finalising its proposal as soon as possible. This is subject to all necessary regulatory approvals being obtained. Under the Virgin Consortium's indicative proposal, £11 billion will be repaid to the Bank of England at completion of the transaction - and the Bank of England will have a clear path towards repayment in full. The Virgin Consortium also proposes that all interest accruing to the Company's financing sources, including under the Bank of England facilities, will be paid in cash rather than rolled-up for payment in due course. Under the Virgin Consortium proposal, additional substantial funding facilities are also to be put in place to ensure appropriate financial flexibility for the Company going forward.

The Virgin Consortium's indicative proposal is as follows:

- £1.3 billion of new cash and the Virgin Money business will be injected into Northern Rock for an issue of new ordinary shares in each case. The implied value of Virgin Money is £250m.
- Of the cash amount:
    - o half will be provided by the Virgin Consortium and

- o half will be raised through an offer to existing holders on the relevant record date of new ordinary shares in Northern Rock on a pro rata basis at a price of 25 pence per new ordinary share (the "Offering"). The Virgin Consortium will arrange for the Offering to be fully underwritten.

- The injection of Virgin Money will take place on the same pricing basis as the Offering and, if the Offering is fully taken up by existing shareholders, the Virgin Consortium will hold no more than 55% of the Company once the transaction has been concluded.

The Virgin Consortium intends that Northern Rock will be re-branded Virgin, its stock market listing will be retained (subject to the eligibility criteria contained in the Listing Rules) and the Company will continue as a going concern without any break-up of the business. The Virgin Consortium has informed the Board that it has no current intention of making any material reduction in employment in Northern Rock and intends to continue to operate the business from Newcastle upon Tyne and in the North-East of England. The Virgin Consortium expects that the Company will quickly re-build a deposit base to drive a more sustainable funding structure and is targeting a credit rating of no less than 'A'.

The Virgin Consortium intends that the Northern Rock Foundation will continue to participate in the profits of the Company. In addition, in recognition of the contribution of HM Treasury and the Bank of England to the restructuring of Northern Rock, the Virgin Consortium will make an additional profit participation payment to the Northern Rock Foundation of £10m in each of the financial years up to 2015 that the Company's pre-tax profits exceed £638m (being the aggregate of the pre-tax profits of the Company and Virgin Money for the financial year 2006), for a maximum of five financial years.

The Virgin Consortium intends to capitalise on the strength of the Virgin brand, the introduction of additional management and experience from the current Virgin Money business, and the funding and liquidity solutions to be delivered by the Virgin Consortium partners to rebuild the Company's franchise on stronger foundations. The Virgin Consortium believes that together with the Company it can bring the business a renewed confident future for the benefit of all of the Company's current stakeholders.

Under the Virgin Consortium proposal a new management team will be put in place to take the Company forward, led by Sir Brian Pitman (formerly Chairman and CEO of Lloyds TSB Group plc) as Chairman and Jayne-Anne Gadhia as CEO, and supported by Sir George Mathewson (formerly Chairman of The Royal Bank of Scotland plc) as senior adviser.

About Virgin Money

Virgin Money Holdings UK Limited and its subsidiaries ("Virgin Money") have rights to use the Virgin brand in retail financial services in the United Kingdom. Virgin Money, based in Norwich - East Anglia was established in 1995 (as Virgin Direct, as it was then known) and has grown to become an established retail financial services enterprise, with over £2.5bn of funds under management, circa 1.9 million credit card customers via its affinity arrangement with Bank of America, the provision of general insurance products in conjunction with UK Insurance (a division of The Royal Bank of Scotland plc) and the provision of life and cancer cover in partnership with Scottish Widows.

Virgin Money's consolidated gross assets as at 31 December 2006 per its statutory accounts were £34.9 million. Virgin Money's consolidated profit before tax for the year ended 31 December 2006 per its statutory accounts was £10.2 million. Virgin Money has continued to grow very strongly during 2007.

It is proposed that Jayne-Anne Gadhia, the current Chief Executive Officer of

Virgin Money, be appointed an executive director of the Company. The service contract for Mrs Gadhia in the proposed role will be finalised in due course.

Treasury Guarantee

HM Treasury has confirmed that the guarantee arrangements for depositors in Northern Rock cover all retail deposits, including future interest payments, movements of funds between accounts and term deposits for the duration of the term. If the Company's strategic review does not lead to a corporate transaction, HM Treasury will maintain these guarantee arrangements until it is satisfied that the current financial market instability is over and the position of depositors is protected. In the event of a corporate transaction, the Tripartite Authorities would satisfy themselves that the business was financially secure and depositors were protected. In any event, the guarantee arrangements will not be brought to an end without reasonable notice.

Approach of the Tripartite Authorities

On 19 November 2007 the Tripartite Authorities issued a statement of principles which set out how they expect to approach proposals for the future of Northern Rock and its business, in particular considering the objectives against which the Tripartite Authorities expect to assess proposals received by Northern Rock. The Tripartite Authorities have confirmed to the Company that those principles, and the objectives which they have previously announced, continue to apply.

In reaching agreement with Northern Rock that discussions about its proposal should go forward on an accelerated basis, the Virgin Consortium has at the same time confirmed to HM Treasury and the Bank of England that any transaction will be predicated on the following principles:

- its equity and debt financing proposals will, at the point of announcement of a definitive transaction, be fully underwritten;
- as included in the Virgin Consortium's proposal, the private sector debt financing must be comparable in scale to any public sector debt financing required following closing;
- the public sector debt financing required must be on comparable terms, including as to ranking in time of repayment and point of priority, as the private sector debt financing envisaged by the proposal;
- there must be binding incentives for the delivery of the Virgin Consortium's plan for achieving appropriate credit ratings, bringing to an end any public sector guarantee arrangements, repaying the public sector financing and terminating any other public sector commitments; and
- returns on equity investments made by members of the Virgin Consortium and other holders of ordinary shares must be restricted until the public sector loans have been paid back with interest and all other public sector commitments are at an end.

It should be noted that in addition to these requirements, the regulatory requirements of the Financial Services Authority (including as to business plan and control of Northern Rock) must be met and EC state aid requirements complied with.

Other aspects

The Board is also continuing to explore other options as part of its strategic review. Northern Rock reminds all stakeholders that there can be no certainty that the discussions with the Virgin Consortium will lead to a transaction in relation to the Company or all or any part of its business.

The Company has agreed to cover certain out-of-pocket expenses, not exceeding £5 million (plus applicable VAT), in connection with the indicative proposal, including meeting the professional advisory costs of the financing banks on the basis that the Company expects to be able to make use of such finance whether or not the transaction proceeds.

Extraordinary General Meeting

On Friday 23 November 2007, the Board received a notice from certain shareholders in the Company claiming to hold not less than one-tenth of the fully paid up voting share capital of the Company requiring the Directors of the Company pursuant to section 303 of the Companies Act 2006 to convene an extraordinary general meeting to consider and if thought fit to pass a special resolution requiring shareholder approval for a disposal in any 12 month period of more than 5 per cent. of the aggregate book value of the Company's assets. Whilst it does not consider such action to be warranted or appropriate, particularly at a time when the Company is actively engaged in its strategic review, the Board is in the process of establishing that the requisition notice has been properly served and, if this is the case, will make the necessary arrangements to convene such a meeting within the required timetable to consider the proposed resolution. The Board will give its view on the merits of the proposal at the time the notice of meeting is sent to shareholders.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

END

Regulatory Announcement

Go to market news section

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Strategic Review Update
Released	07:41 21-Nov-07
Number	1676I

RNS Number:1676I
Northern Rock PLC
21 November 2007

NORTHERN ROCK PLC

21 NOVEMBER 2007

STRATEGIC REVIEW UPDATE

The Board of Northern Rock confirms that, following its announcement on 19 November 2007, the Company has received additional indicative expressions of interest covering a range of options for the business, one of which does contemplate an offer for the Company materially below the market price at the close of business on Tuesday, 20 November 2007.

The Company's advisors have begun discussions with a number of selected interested parties to clarify their proposals. The Company is aware that all stakeholders in the Company want clarity on the outcome of the strategic review as soon as possible and is therefore progressing the process as quickly as possible.

As previously announced, the strategic review will be completed by February 2008, although the Company expects to make an announcement of the preferred outcome for the Company and its stakeholders in advance of that.

Northern Rock reminds all stakeholders that there can be no certainty that the discussions with interested parties will lead to an investment in or offer for the Company or for all or any part of its business or that any such investment or offer will be implemented.

The existing deposit guarantee arrangement announced by HM Treasury and the revised facilities agreed with the Bank of England announced on 9 October 2007 remain in place. In particular, these guarantee arrangements will protect all retail deposits held with Northern Rock regardless of the amount deposited and apply to all existing, re-opened and new retail accounts.

As the Chancellor confirmed on 20 November 2007, these guarantee arrangements ensure that savers' deposits are safe, will remain in place during the current instability in the financial markets and, in any event, will not be removed without proper notice being given to depositors.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

END

Close

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Strategic Review Update
Released	07:30 19-Nov-07
Number	9685H

RNS Number:9685H
Northern Rock PLC
19 November 2007

NORTHERN ROCK PLC

19 NOVEMBER 2007

STRATEGIC REVIEW UPDATE

The Board of Northern Rock confirms that, as part of its review of its strategic options, the Company has received indicative expressions of interest covering a range of options for the business. It currently expects to receive further expressions of interest in the next few days.

The Company's advisors have begun discussions with interested parties to clarify their proposals in order to allow the Board to consider and identify the most appropriate course of action for the Company and its stakeholders. At the same time, Northern Rock and its advisors continue to be engaged in discussions with refinanciers to explore refinancing and/or reorganisation solutions for the Company.

The proposals received by the Company are of two types:

(i) proposals to invest in the Company (including through an injection of assets as well as new capital); and

(ii) proposals to acquire parts of the business or assets of the Company.

While further analysis and discussion of the proposals is required, based on the information it has so far, the Board of Northern Rock believes that the range of values for the existing equity implied by the proposals is materially below the market price at the close of business on Friday, 16th November 2007.

The value to shareholders from any of the proposals (and indeed any of the other strategic options available to the Company) remains highly uncertain and will be dependent, among other things, on when and if there is an improvement in market conditions including access to liquidity and the value created, if any, from the run off of the assets and liabilities remaining in the Company following any disposal of all or part of its business. Implementation of any such proposal will also require the approval of the Tripartite Authorities, acting in accordance with their publicly stated objectives.

The Company continues to consider these proposals and the other options which may be available as part of its strategic review. As previously announced, the strategic review will be completed by February 2008. Northern Rock emphasises that there can be no certainty that the discussions with interested parties will lead to an investment in or offer for the Company or for all or any part of its

business or that any such offer will be implemented.

Continuing HM Treasury Guarantee Arrangements

The Company confirms that the existing deposit guarantee arrangements announced by HM Treasury and the revised facilities agreed with the Bank of England announced on 9 October 2007 remain in place. In particular, these guarantee arrangements will protect all retail deposits held with Northern Rock regardless of the amount deposited and apply to all existing, re-opened and new retail accounts. HM Treasury has announced that these arrangements to protect depositors of Northern Rock will remain in place during the current instability in the financial markets.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

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Company	Northern Rock PLC
TIDM	NRK
Headline	Northern Rock Announcement
Released	07:05 14-Nov-07
Number	6819H

northern rock

RNS Number:6819H
Northern Rock PLC
14 November 2007

NORTHERN ROCK PLC

14 NOVEMBER 2007

NORTHERN ROCK ANNOUNCEMENT

Northern Rock Plc (the "Company") announces that it is aware that a confidential memorandum sent to parties with a potential interest in all or part of the Company under strict confidentiality obligations has unfortunately been leaked to a newspaper group. The memorandum appeared on a website controlled by that group.

In order to protect the integrity of the information which has been provided to potential purchasers and to help ensure it can implement its strategic review in a way designed to achieve the best outcome for the Company and its stakeholders, including shareholders, creditors, customers and employees, the Company has obtained an injunction restricting publication of the information contained in the memorandum. The Company believes that further speculative reporting based on the illustrative information in the memorandum may jeopardise the complex discussions and negotiations taking place in connection with its strategic review.

It has been reported that the memorandum included certain illustrative transaction structures and financial information prepared in connection with the Company's strategic review. As was made clear by the memorandum the financial information was prepared solely to illustrate the potential financial impact of these transaction structures on the Company's business.

None of the information reported as being in the memorandum should be viewed as guidance to the market as to future outcomes of the strategic review or as an accurate representation of future results. The memorandum was not prepared with a view to public disclosure or in compliance with rules, guidelines or policies relating to public disclosure.

Announcements regarding the outcome of the strategic review will be made as and when appropriate and any information that is material will be published at that time. There can be no certainty that the discussions taking place with interested parties will lead to an offer for the Company or for all or any part of its business.

The Company confirms that the existing deposit guarantee arrangements announced by HM Treasury and the revised facilities agreed with the Bank of England announced on 9 October 2007 remain in place.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	NORTHERN ROCK UPDATE
Released	10:59 31-Oct-07
Number	7000G

RNS Number:7000G
Northern Rock PLC
31 October 2007

Not for release, publication or distribution in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

NORTHERN ROCK PLC

31 OCTOBER 2007

STRATEGIC REVIEW UPDATE

Northern Rock plc (the Company) confirms that The Blackstone Group LP (Blackstone) has been appointed as an additional financial advisor to the Company, working alongside Merrill Lynch and Citi.

Blackstone will be involved in all aspects of the Company's current strategic review, including future funding arrangements and the potential reconfiguration of its balance sheet.

Blackstone has informed the Company that it will not take part in the bidding process, despite press reports to the contrary.

Northern Rock also notes continuing speculation about discussions with third parties who are potentially interested in transactions relating to the Company. Further to its announcements on 9th & 15th October 2007, the Company wishes to confirm that:

- It is continuing to work with a number of third parties, and has developed further structures which allow it to seek additional expressions of interest from other parties, as part of its review of all strategic options.
- The process is complex and remains at an early stage. All proposals the Company has received so far are preliminary in nature.
- There remains no certainty that any third party discussions will lead to a transaction.
- As previously announced, the strategic review will be completed by February 2008. Further announcements will only be made when there is greater clarity and significant progress has been made in relation to the strategic review.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

Don Hunter
Finsbury Limited
020 7251 3801

Important Notice

Merrill Lynch International, Citigroup Global Markets Limited ("Citi") and Blackstone, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Merrill Lynch International, Citi or Blackstone nor for providing advice in relation to the matters referred to in this announcement.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	NORTHERN ROCK UPDATE
Released	07:00 15-Oct-07
Number	6879F

RNS Number:6879F
Northern Rock PLC
15 October 2007

NORTHERN ROCK PLC

15 OCTOBER 2007

NORTHERN ROCK UPDATE

In response to recent press speculation, Northern Rock plc confirms that it is working with a number of potentially interested parties regarding proposals for a variety of potential transactions as well as developing further options to explore with new parties as part of its review of all strategic options in the interests of shareholders, customers and other stakeholders.

Northern Rock notes that this process and the discussions it is having are at a very early stage and that the proposals it has received so far are preliminary in nature. Northern Rock will continue to work with potentially interested parties to understand more fully their preliminary proposals. Any proposal which Northern Rock wished to pursue would have to be evaluated also by the Tripartite Authorities against their previously announced objectives.

While discussions continue with selected parties, Northern Rock emphasises that there can be no certainty as to their outcome. Northern Rock does not expect to make any further announcement in relation to these discussions until such time as there is clarity as to the outcome of its strategic review.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

Jaqualyn Gill
Corporate Communications
0191 279 4677

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

Merrill Lynch International and Citigroup Global Markets Limited ("Citi"), which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Merrill Lynch International or Citi nor for providing advice in relation to the matters referred to in this announcement.

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Northern Rock Update
Released	08:03 09-Oct-07
Number	3757F

RNS Number:3757F
Northern Rock PLC
09 October 2007

NORTHERN ROCK UPDATE

NEW GUARANTEE ARRANGEMENTS AGREED WITH HM TREASURY

Northern Rock (the "Company") announces today, 9 October 2007, that at the request of the Company, new guarantee arrangements have been agreed with HM Treasury.

HM Treasury, on behalf of the Tripartite Authorities, has today confirmed that the guarantee arrangements previously announced to protect existing depositors of Northern Rock will be extended to cover all new retail deposits made after 19 September 2007. These arrangements will cover all retail deposits including future interest payments, movements of funds between accounts and term deposits for the duration of the term.

These arrangements will remain in place during the current instability in the financial markets. Northern Rock will pay an appropriate fee for the extension of the guarantee to ensure that it does not receive a commercial advantage.

Accordingly, all retail savings - for both existing and new depositors - remain guaranteed, safe and secure.

These arrangements will be complemented by additional facilities which enable the Company to borrow through the Bank of England on a secured basis against all of its assets. This will allow Northern Rock to continue to pursue the full range of its strategic options. This process will be completed by February 2008.

Northern Rock previously announced that it has received a number of approaches regarding a variety of potential transactions. While discussions continue with selected parties, Northern Rock emphasises that there can be no certainty as to their outcome. The Company confirms that it has appointed Citi alongside Merrill Lynch to advise it on the range of options for the future of the Company and these discussions.

Northern Rock has agreed to indemnify the Tripartite Authorities in respect of certain costs and expenses incurred in relation to the Company. Including amounts in respect of such costs, fees payable in relation to the revised facilities and all its own advisory costs, the Company expects to incur additional non-recurring costs of approximately £40 million - £50 million in the period to 31 December 2007.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

Merrill Lynch International and Citigroup Global Markets Limited ("Citi"), which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Merrill Lynch International or Citi nor for providing advice in relation to the matters referred to in this announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	17:44 19-Dec-07
Number	3341K

RNS Number:3341K
Northern Rock PLC
19 December 2007

NORTHERN ROCK PLC

Northern Rock plc announces that Andy Menze Kuipers was approved by the FSA under its approved persons regime on 19 December 2007 and accordingly his appointment as Chief Executive and a Director of the Company has become effective.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	12:22 29-Nov-07
Number	7877I

RNS Number:7877I
Northern Rock PLC
29 November 2007

NORTHERN ROCK PLC

Northern Rock plc announces that Laurence Philip Adams was approved by the FSA under its approved persons regime on 29 November 2007 and accordingly his appointment as a Director of the Company has become effective.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	17:54 26-Nov-07
Number	5355I

northern rock

RNS Number:5355I
Northern Rock PLC
26 November 2007

NORTHERN ROCK PLC

Northern Rock plc announces that John Philip Devaney and Simon Timothy Laffin were approved by the FSA under its approved persons regime on 26 November 2007 and accordingly their appointment as Directors of the Company has become effective.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	07:49 26-Nov-07
Number	4591I

RNS Number:4591I
Northern Rock PLC
26 November 2007

NORTHERN ROCK PLC DIRECTORATE CHANGE

Northern Rock plc announces that Laurie Adams has joined the board as a non-executive director, effective upon him obtaining approval from the FSA under its approved persons regime.

Mr Adams is a Director and major shareholder of Siblu Holdings Limited (formerly Haven Europe Limited), the leading holiday parc operator. He was formerly a Managing Director and Global Head of Legal & Compliance for the Investment Banking Wholesale Division of ABN AMRO Bank and previously a Managing Director and European Head of Legal and Compliance for the wholesale investment banking division of Citigroup.

Chairman Bryan Sanderson said:
"I am delighted to welcome Laurie Adams to the Board. I believe Laurie has the right experience to help Northern Rock through its ongoing strategic review."

Notes to Editors:

Biographical information

Laurie Adams has been a director of Siblu Holdings Limited (formerly Haven Europe Ltd) since 2004. From 2000 to 2004 he was a Managing Director and Global Head of Legal & Compliance, Investment Banking Wholesale Division at ABN AMRO Bank. From 1999 to 2000, he was a Managing Director at Citigroup and European Head of Legal, Compliance and the Company Secretarial Team for wholesale investment banking, London. Mr Adams trained as a solicitor with Allen & Overy.

No further information is required to be disclosed under Rule 9.6.13 of the Listing Rules.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

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Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	17:34 16-Nov-07
Number	9437H

RNS Number:9437H
Northern Rock PLC
16 November 2007

NORTHERN ROCK PLC BOARD CHANGES

Northern Rock plc announces significant changes to its Board to coincide with the start of the second phase of its strategic review. The streamlining of the Board is intended to assist a smooth and rapid decision making process around the strategic review of the Company's options, which is currently in progress.

Non Executive Directors

John Devaney and Simon Laffin have agreed to join the board as non-executive directors effective upon each of them obtaining approval from the FSA under its approved persons regime.

Mr Devaney is the Chairman of National Air Traffic Services (NATS) and also the Chairman of Telent plc.

Mr Laffin is an adviser to CVC Capital Partners and was previously the Chief Financial Officer and Property Director of Safeway Plc.

Chairman Bryan Sanderson said:

"I am delighted to welcome John Devaney and Simon Laffin to the Board. I believe they have the right experience to help Northern Rock through its ongoing strategic review."

Sir Derek Wanless, Nichola Pease, Adam Fenwick and Rosemary Radcliffe will retire from the Board as Non Executive Directors with immediate effect.

Sir Ian Gibson and Michael Queen continue to serve as Non Executive Directors.

Bryan Sanderson said:

"I would like to thank the retiring Non Executive Directors for their efforts over a number of years and their commitment during the very difficult circumstances of the last few months. Special thanks are due to Rosemary Radcliffe's contribution during a period of ill-health. I wish her a speedy recovery."

Executive Directors

Adam Applegarth, Chief Executive, has tendered his resignation and it has been accepted by the Board subject to him continuing as a Board Director and Chief Executive throughout the second phase of the strategic review process, which is

scheduled for completion no later than end of January 2008.

Bryan Sanderson said:

"Adam's participation in the next phase of the strategic review is important, not least due to his extensive knowledge of the business and his ability to lead the process during this difficult period."

David Baker, Keith Currie and Andy Kuipers are standing down as Board directors, but remain officers of the company and continue to have responsibility for their full range of duties.

Dave Jones continues to serve on the Board as Finance Director.

Notes to Editors:

Biographical information

John Devaney has been Chairman of NATS since 2005 and is also Chairman of Telent plc (previously Marconi Corporation Plc). John steered Telent through its re-listing in January 2003, the UK's largest ever recapitalisation. He is also Chairman of BizzEnergy, one of the UK's largest independent energy retailers and Tersus Energy Plc, a small bio-fuels company listed on AIM. He was formerly Chairman of Exel Plc, MD, Chief Executive then Chairman of Eastern Electricity and President of Perkins Engines. He has also held non-executive directorships with Midland Bank Plc and British Steel Plc.

Simon Laffin is an industrial adviser to CVC Capital Partners specialising in retail and consumer services. He started working with CVC in December 2004. Prior to this he was Chief Financial Officer and Property Director of Safeway Plc for 10 years. Mr Laffin holds an MA in Economics, Social & Political Sciences from Cambridge University and is a qualified accountant.

No further information is required to be disclosed under Rule 9.6.13 of the Listing Rules.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	10:19 22-Oct-07
Number	1003G

RNS Number:1003G
Northern Rock PLC
22 October 2007

NORTHERN ROCK PLC

Northern Rock plc announces that Bryan Sanderson was approved by the FSA under its approved persons regime on 19 October 2007 and accordingly his appointment as a Director and Chairman of the Company has become effective.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

John Watson
Corporate Communications
0191 279 5295

Don Hunter
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	13:28 19-Oct-07
Number	0402G

RNS Number:0402G
Northern Rock PLC
19 October 2007

NORTHERN ROCK PLC

19 OCTOBER 2007

APPOINTMENT OF NEW CHAIRMAN

Northern Rock plc announces that Bryan Sanderson CBE will take over as Chairman of Northern Rock. Mr Sanderson's appointment will take effect upon him obtaining approval from the FSA under its approved persons regime.

Mr Sanderson is a former Chairman of BUPA and of Standard Chartered plc. He was previously a Director of BP plc and Chairman of the Learning and Skills Council.

Dr Matt Ridley made clear in September that he was willing to resign, but the Board asked him to remain in his role as Chairman until the new funding arrangements were in place and until he had represented Northern Rock before the Treasury Select Committee. He and the Board now believe that in the interests of all stakeholders in the Company, the time is right to accept his resignation as a Director and Chairman of the Company. Dr Ridley's resignation will take effect from the date on which Mr Sanderson's approval from the FSA is granted.

Sir Ian Gibson, Senior Independent Director of Northern Rock plc, said: "The Board is delighted to welcome Bryan Sanderson to the Company. He has a wealth of experience in business, banking and working with government that will prove invaluable to Northern Rock when considering future strategic options. I want to thank Matt Ridley for his hard work as Chairman since 2004 and particularly for his commitment during the very difficult circumstances of the last few months."

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

John Watson
Corporate Communications
0191 279 5295

Don Hunter
Finsbury Limited
020 7251 3801

Bryan Kaye Sanderson CBE has had a long career with BP and was a Managing Director of the company from 1992 to 2000. Subsequently he became Chairman of Standard Chartered PLC from May 2003 to November 2006 and non-executive Chairman of BUPA from 2001 to 2006 having previously been Chairman of the Learning and Skills Council from 2000 to 2004. He was also a non-executive director of both Six Continents plc and Mitchells & Butler plc between August 2001 and April 2003. He is currently a non-executive director of Durham Cricket Club and was a director of Sunderland PLC from 1997 - 2006. No further information is required to be disclosed under Rule 9.6.13 of the Listing Rules.

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Regulatory Announcement

Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	07:30 18-Dec-07
Number	1363K

RNS Number:1363K
H M Treasury
18 December 2007

Northern Rock plc: Extension of wholesale guarantee arrangements

HM Treasury today confirms that the guarantee arrangements for Northern Rock plc described in HM Treasury's announcements dated 20 and 21 September 2007 and 9 October 2007 are being extended, at the request of Northern Rock plc, to the following unsubordinated wholesale obligations, whether now existing or arising in the future:

1. all uncollateralised and unsubordinated wholesale deposits and other borrowings which are outside the guarantee arrangements previously announced by HM Treasury;

2. all payment obligations of Northern Rock plc under any uncollateralised derivative transactions;

3. in respect of all collateralised derivatives, and all wholesale borrowings which are collateralised (including, without limitation, covered bonds of Northern Rock plc), the payment obligations of Northern Rock plc to the extent that those obligations exceed the available proceeds of the realised collateral for the relevant derivative or borrowing; and

4. all obligations of Northern Rock plc to make payments on the repurchase of mortgages under the documentation for the "Granite" securitisation programme.

The previous announcements have created guarantee arrangements for all unsecured retail products of Northern Rock plc and many of its wholesale deposits and borrowings. This announcement extends these arrangements to a wider range of wholesale products. The extension is in line with the previously announced objectives of the Tripartite Authorities of financial stability and the protection of the taxpayer and consumer and for the purposes of Northern Rock plc's credit ratings in respect of the wholesale obligations described above.

No change is being made to the guarantee arrangements in respect of retail deposits of Northern Rock plc, which remain fully protected under the announcements previously made by HM Treasury. Northern Rock plc will pay an

appropriate fee for the extension of the guarantee arrangements.

As previously announced, the arrangements to protect retail and wholesale depositors of Northern Rock plc will remain in place during the current instability in the financial markets. Reasonable notice, which will not be less than 3 months, will be given by HM Treasury of any termination of these arrangements.

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Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	07:30 19-Nov-07
Number	9677H

RNS Number:9677H
H M Treasury
19 November 2007

PRINCIPLES FOR ASSESSING NORTHERN ROCK PROPOSALS

Northern Rock has released a statement today on the indicative expressions of interest it has received covering a range of options for the business. HM Treasury, on behalf of the Tripartite Authorities is today publishing a statement of principles which sets out how the Tripartite Authorities currently expect to approach proposals for the future of Northern Rock and its business, in particular considering the objectives against which the Tripartite Authorities expect to assess proposals received by Northern Rock.

As explained on 11 October, the Tripartite Authorities' objectives in relation to Northern Rock are to protect taxpayers; to promote financial stability; and to protect consumers. The specific objectives of the FSA are set out in Part I of the Financial Services and Markets Act 2000.

Also as set out on 11 October, the Bank of England has made available additional loan facilities to Northern Rock. These were introduced to allow time for the Company to consider the full range of strategic options open to it and to bring forward proposals for its future.

The principles clearly state that interested parties should not assume at this stage that the current Bank of England loan facilities will be available beyond either any sale or the expiry of the facilities in February. However, the Authorities are willing to discuss any proposals made; any proposal that envisages an ongoing role for the Authorities, beyond their usual statutory and regulatory functions, will be evaluated on its merits against the Authorities' stated objectives.

Savers in Northern Rock can be reassured that their money is safe. The existing deposit guarantee arrangements announced by HM Treasury remain in place.

Northern Rock
Tripartite Authorities' Statement of Principles for Assessing Proposals

1. Introduction

This statement sets out how the Tripartite Authorities (HM Treasury, The Bank of England and the Financial Services Authority) currently expect to approach proposals for the future of Northern Rock and its business, in particular considering the objectives against which the Tripartite Authorities expect to assess proposals received by Northern Rock.

2. Background

2.1 The existing deposit guarantee arrangements announced by HM Treasury remain in place.

2.2 The current strategic review in respect of Northern Rock is being managed by the company and its advisors. Northern Rock provided parties interested in participating in the restructuring process with a letter, together with a Briefing Memorandum, requesting submission of non-binding proposals by 16 November 2007.

2.3 The letter to interested parties noted that any transfer will, in practice, require the consent of the Tripartite Authorities and that the Tripartite Authorities would expect to undertake a detailed assessment of any proposals for the future of Northern Rock. In undertaking this assessment, the Tripartite Authorities have taken and will continue to take actions in pursuit of wider public interest objectives. These actions, and the high level objectives underpinning these, have been set out in a series of statements through September and October. As explained on 11 October, the Tripartite Authorities' objectives in relation to Northern Rock are:

(A) to protect taxpayers;
(B) to promote financial stability; and
(C) to protect consumers.

2.4 The specific objectives of the FSA are set out in Part I of the Financial Services and Markets Act 2000. The additional facilities provided to Northern Rock by the Bank of England since 9 October 2007 have been advanced on behalf of HM Treasury and remain in place.

3. Objectives against which Authorities will assess proposals received

The Tripartite Authorities will assess proposals in light of the full range of strategic options available, including any proposals to meet Northern Rock's liabilities to the public sector without any change in ownership of its business or assets. They will undertake this assessment with regard to the three objectives set out above, and additionally with regard to the timing and certainty of execution of any proposal.

3.1 Protection of taxpayers

The Government has made clear throughout the process that its objectives include protecting the taxpayer. This has two key elements:

(A) securing best value for money from public resources and ensuring that the public sector does not take on inappropriate risk; and

(B) affordability, assessed with respect to the fiscal rules.

Interested parties should not assume at this stage that the current Bank of England loan facilities will be available beyond either any sale or the expiry of the facilities in February. However, the Authorities are willing to discuss any proposals made; any proposal that envisages an ongoing role for the Authorities, beyond their usual statutory and regulatory functions, will be evaluated on its merits against the Authorities' stated objectives. The Authorities expect the costs and risks associated with Northern Rock to be borne to the greatest extent possible by the current and future private sector providers of capital. The allocation of costs and risks between any new investor or purchaser and Northern Rock's current providers of capital will be a matter for negotiation between the board of Northern Rock and the investor or purchaser. Other things being equal, the Authorities will view favourably proposals that minimise any residual involvement or funding from the public sector.

Accordingly, the Authorities expect to assess:

(i) the way in which the existing guarantee arrangements provided by HM Treasury are proposed to be addressed so as to meet the key objective of protecting consumers, consistent with the need to ensure value for money and affordability for the UK taxpayer; and

(ii) the timing of repayment / amortisation of the Bank of England facility envisaged in any proposal, and any risks to such repayment / amortisation.

The Bank of England facilities, together with all other related liabilities such as those in respect of the guarantee arrangements, are secured against Northern Rock's assets. Any successful proposal will respect the priority position of such facilities and liabilities.

HM Treasury will be prepared to provide limited factual confirmations relating to its own role, including limited factual confirmations in relation to the State Aid process, but does not expect that any successful proposal will include any representations, warranties or indemnities from any of the Tripartite Authorities to Northern Rock, any investor or purchaser or any debt or equity providers.

3.2 Promotion of financial stability

Any restructuring of Northern Rock would need to satisfy regulatory requirements in relation to the implementation of the transaction and on an ongoing basis. The Tripartite Authorities will assess proposals to ensure that:

(A) the continuing entity has a sustainable long term capital structure that meets the Tripartite Authorities' stability and policy objectives; and

(B) the business plan in respect of the continuing entity is viable in the medium term.

3.3 Protection of consumers

The existing deposit guarantee arrangements announced by HM Treasury remain in place.

The Authorities will view favourably any proposal which minimises disruption to the service provided to Northern Rock's customers and will expect proposals to include plans for communications with Northern Rock's customers.

3.4 Timing and certainty of execution of the Proposal

General

The Tripartite Authorities attach considerable importance to certainty of execution, and will assess proposals in relation to any pre-conditions, risks or approval requirements that could threaten execution within the envisaged timeframe and deal parameters.

Funding of proposals

The Tripartite Authorities expect the equity and debt commitments supporting any proposal to be obtained on a basis which ensures that the terms and conditions attaching to such commitments (including as to conditions to drawdown and termination rights) maximise certainty of execution. This degree of certainty should be reflected in the terms of any proposal.

State Aid

European State Aid legislation relates to financial assistance that has the following key characteristics:

(A) It is granted by the State or through State resources;

(B) It favours certain undertakings, or the production of certain goods;

(C) It distorts or threatens to distort competition;

(D) It affects, or could affect, trade between Member States.

In practice, the Authorities consider it likely that any financial assistance involving public resources would need to be notified to and approved by the European Commission unless that assistance conformed with the market economy investor principle by being fully and demonstrably a commercial transaction (for example, lending pari passu with the private sector on a fully commercial basis). The Authorities consider that the guarantee arrangements that have already been announced, together with the additional facilities announced on 9 October 2007, amount to State Aid, and will need to be approved by the European Commission.

State Aid rules would limit any ongoing public sector involvement even if it otherwise met the Tripartite Authorities' objectives. Any ongoing State Aid measures beyond those currently in the course of notification to the European Commission would represent a potential risk to value and execution, because the European Commission may impose adverse conditions and may take additional time to approve such State Aid.

Proposals will be assessed against this backdrop, and should demonstrate how they have taken account of the State Aid rules in their development. All other things being equal, any proposal will be viewed favourably in so far as it is not conditional upon European Commission approval of further aid measures.

This statement is not legally binding and shall not give rise to any legal liability; the Tripartite Authorities reserve the right to amend or withdraw this statement, in whole or in part, without notice and to act otherwise than in accordance with this statement.

Regulatory Announcement

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Company	H M Treasury
TIDM	
Headline	Statement re. Northern Rock
Released	12:32 11-Oct-07
Number	5517F

RNS Number:5517F
H M Treasury
11 October 2007

Extended guarantee and additional facility for Northern Rock plc

To complement the Chancellor's statement today to Parliament, this sets out further details of the extension of the Government's guarantee arrangements put in place for deposits in Northern Rock plc during current instability in the financial markets and the terms of the Bank of England's additional facilities, announced on Tuesday 9 October 2007.

Guarantee arrangements for Northern Rock

At the request of Northern Rock, new guarantee arrangements were put in place from Tuesday to extend 100% cover to all new retail accounts opened with the company from the date of the original guarantee arrangements, 19 September, for as long as the current period of financial market instability lasts. As under the original arrangements, these extended guarantee arrangements will supplement, and not replace, any compensation provided by the Financial Services Compensation Scheme, which the Financial Services Authority has recently extended to cover 100% of the first £35000 of deposits.

In order for this guarantee arrangement not to provide the company with a commercial advantage, a fee (from which the Treasury will benefit) has been attached to it, set at a higher rate than the interest premium on the additional facilities outlined below.

Bank of England facilities

Alongside the guarantee arrangements, the company has also requested that the Bank of England make additional facilities available to it. The company argued that additional facilities, on revised terms, would enable it to continue to pursue the full range of strategic options open to it.

The company has confirmed that this process will be completed by February 2008, within the period of the additional facilities. The Authorities have made clear to the company that they will evaluate any proposal it puts forward against their objectives. In the case of the Treasury, and the Bank of England working with it, these objectives are to promote financial stability and the protection of consumers and taxpayers. The Financial Services Authority's objectives are set out in Part 1 of the Financial Services and Markets Act 2000. It will also be necessary to continue to be compliant with EC state aid rules.

In order to meet these objectives, the Treasury, Bank of England and Financial Services Authority have agreed on the provision of additional facilities through the Bank of England. These facilities are uncommitted and are, therefore, not subject to any specific borrowing limit. They are repayable on demand and will

incur a premium rate of interest. The interest premium will roll up and rank alongside the company's Tier II regulatory capital. The facilities are secured against all assets of the company but in view of the scale and nature of the new facilities, the Treasury has agreed to indemnify the Bank of England should the Bank of England face a deficit having previously made all reasonable endeavors to recover its claims on the company. The interest premium will therefore be passed to the Treasury.

The Treasury has also indemnified the Bank of England against other liabilities that might arise from the Bank of England's role in the extended guarantee arrangements and additional facilities.

The company has in turn indemnified the Bank of England and the Treasury in respect of the guarantee arrangements and certain costs and expenses, including our advisor costs. The company has also agreed to the usual range of lender protections typical for facilities of this nature.

END

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Regulatory Announcement

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Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	08:03 09-Oct-07
Number	3754F

RNS Number:3754F
H M Treasury
09 October 2007

Northern Rock plc Deposits

HM Treasury, on behalf of the Tripartite Authorities, can today confirm that the guarantee arrangements previously announced to protect existing depositors of Northern Rock plc will be extended to all new retail deposits made after 19 September, including those made from today. These arrangements will cover all retail deposits including future interest payments, movements of funds between accounts and term deposits for the duration of their term.

These arrangements will be complemented by additional facilities through the Bank of England.

The arrangements and revised facilities have been put in place at the request of Northern Rock plc. They will allow the Company to continue to pursue the full range of its strategic options.

Northern Rock plc will pay an appropriate fee for the extension of the arrangements which is designed to ensure it does not receive a commercial advantage. As previously announced, the arrangements to protect depositors of Northern Rock plc will remain in place during the current instability in the financial markets.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	J.C. Flowers & Co LLC
TIDM	
Headline	Statement re Possible Offer
Released	07:01 26-Oct-07
Number	4115G

26 October 2007
Embargoed until 7am

J.C. Flowers & Co announces proposed management team for possible Northern Rock bid

J.C. Flowers & Co ("J.C. Flowers") confirms that it is in continuing discussions with the Board of Northern Rock plc and its advisors in respect of a possible offer for Northern Rock plc.

J.C. Flowers has secured the following management team which it intends to appoint to run Northern Rock in the event of a successful offer:

- Paul Myners, Chairman
- Richard Pym, Executive Deputy Chairman; will be Chief Executive for the initial period of stabilisation
- Hugh Scott-Barrett, Chief Financial Officer

In addition, the following have been appointed as advisors to the J.C. Flowers team:

- Bob Bennett, former Chief Financial Officer of Northern Rock plc
- Peter Birch, former Chief Executive Officer of Abbey National plc
- Sir Martin Jacomb, former Chairman of Prudential, former Chairman of BZW, former Deputy Chairman of Barclays plc.

This announcement has been issued by and is the sole responsibility of J.C. Flowers. It does not constitute a commitment to proceed with a proposal or any other transaction in respect of Northern Rock plc and, in particular, it does not constitute an offer for Northern Rock plc or an announcement of a firm intention to make an offer under Rule 2.5 of the Takeover Code. Accordingly there can be no certainty that a proposal will be forthcoming, nor that it will result in any transaction or offer.

J.C. Flowers is being advised by Credit Suisse and JPMorgan Cazenove.

Credit Suisse and JPMorgan Cazenove are acting exclusively for J.C. Flowers and for no-one else in connection with the possible offer and will not be responsible to anyone other than J.C. Flowers for providing the protections afforded to the respective clients of Credit Suisse and JPMorgan Cazenove or for providing advice in relation to the possible offer or any other matters referred to in this announcement.

Ends

Notes to editors

Paul Myners
Paul Myners is Non-Executive Chairman of Land Securities Group plc, a member of the Court of the Bank of England, Chairman of Guardian Media Group plc and of the Trustees of Tate. He is a Trustee of Glyndebourne and the Smith Institute. Paul was previously Chairman of Marks and Spencer Group plc, Chairman and Chief Executive of Gartmore and he has also been responsible for compiling influential reports on institutional investment for H.M. Treasury. He has previously been an executive director of NatWest and a non-executive director of the Bank of New York and Coutts & Co.

Richard Pym
Richard Pym is Chairman of Halfords Group plc and a Non-Executive Director of Old Mutual plc. He retired as Group Chief Executive of Alliance & Leicester plc in July 2007. He was previously a Vice-President of the British Bankers' Association, a Non-Executive Director of Selfridges plc and has held various finance and management roles at Thomson McLintock & Co, British Gas, BAT Industries and The Burton Group.

Hugh Scott-Barrett
Hugh Scott-Barrett was Chief Financial Officer of ABN AMRO Bank NV and a member of the Managing Board until 1 August 2007. He has held a number of senior positions within ABN AMRO Bank including Chief Operating Officer. Before joining ABN AMRO in 1996 he was Managing Director of SBC Warburg.

Bob Bennett
Bob Bennett was Group Finance Director of Northern Rock plc from 1993 to 2006. He is a Non-Executive Director of Greggs plc, the UK's leading bakery retailer. He trained as an accountant with Spicer & Pegler.

Peter Birch
Peter Birch is Chairman of Trigold plc, a Senior Non-Executive Director of Travelex, Dah Sing Financial Services, Finantia Bank and Lamprell plc. He is also a Pension Fund Trustee of CapGemini Ernst & Young. He was Chief Executive of Abbey National plc from 1984-99, Chairman and a Director of Land Securities 1998-2007, and Chairman of Kensington 1998-2007. He was also the Senior Non-Executive Director of Trinity Mirror plc until 2007.

Sir Martin Jacomb
Sir Martin is Non-Executive Chairman of Canary Wharf plc, Non-Executive Chairman of Share plc and Chancellor of the University of Buckingham. His previous experience includes Chairman of Prudential, Chairman of BZW, Deputy Chairman of Barclays plc and directorships including the Bank of England, Rio Tinto plc, and Marks and Spencer plc.

About J.C. Flowers
J.C. Flowers is the largest investment firm focused exclusively on the global financial services industry. It was established in 2001 by J. Christopher Flowers, a former Goldman Sachs Partner. It raises and invests capital on its own behalf and for clients which include major financial institutions globally.

J.C. Flowers' European operation is run by Partner and Managing Director Ravi Sinha. Mr Sinha is Chief Executive Officer of J.C. Flowers & Co UK Limited, an FSA-regulated investment advisor to JCF & Co. He has led and holds board positions on all of J.C. Flowers significant European portfolio companies.

Sir Steven Robson is an advisor to J.C. Flowers & Co UK Ltd. Until 2001 Sir Steven was a Second Permanent Secretary at H.M. Treasury responsible for developments in the financial service sector. Sir Steven is currently a Non-Executive Director of Royal Bank of Scotland Group plc, JPMorgan Cazenove Holdings, Xstrata Plc, Partnerships UK plc and the Financial Reporting Council.

To date J.C. Flowers has invested more than $6bn in over 15 transactions in the financial institutions sector globally. These investments are predominantly in Europe, where two thirds or over $4bn worth of the portfolio is located, including major investments in Germany, Netherlands,

Luxembourg and the UK.

For Further Information

Media, on behalf of J.C. Flowers

Madano Partnership +44 (0)20 7593 4000
Charles Reynolds / Matthew Moth / Mark Way

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Northern Rock plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Northern Rock plc they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Northern Rock plc by J.C. Flowers & Co UK Limited or by Northern Rock plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

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Regulatory Announcement

Company	Olivant Advisors Ltd
TIDM	
Headline	Statement re Northern Rock
Released	07:01 07-Dec-07
Number	4077J

7 December 2007

Statement regarding Northern Rock plc

Olivant, an independent investment group, announces that it has submitted today further detailed materials in support of its indicative proposal to the Board of Northern Rock plc ("Northern Rock" or the "Company") of 16 November 2007.

Consistent with its original proposal, Olivant continues to maintain that the stabilization and restructuring of Northern Rock should, under the leadership of Luqman Arnold and with the expert assistance of Olivant, be a Company-led process.

Overview of further details of Olivant's indicative proposal:

- Olivant seeking to join with the Company both as a significant shareholder and through immediate introduction of expertise appropriate to Northern Rock's current position
- Implementation of a restructuring strategy to scale Northern Rock to its natural funding and operational capacity
- Luqman Arnold, Chairman of Olivant, to be seconded to the Company's board and appointed Executive Chairman of Northern Rock with immediate effect until full repayment of the Bank of England facility
- Kirk Stephenson, Chief Operating Officer of Olivant, to be seconded to the Company's board and appointed as Non-executive Director of Northern Rock with immediate effect
- Equity capital of £600 million to £800 million to be raised by Northern Rock through a transferable rights issue and an equity subscription by Olivant
- Rights issue to be arranged by Northern Rock to raise between £450 million and £650 million at or around the prevailing market price at the time of subscription, scaled appropriately for the Company's stabilization and successful strategic repositioning
- Receipt by Olivant of non-binding letters of commitment from five existing institutional shareholders currently representing approximately 23% of the shareholder base in Northern Rock to take up pro rata rights and sub-underwrite approximately £440m of a rights issue at or around the current market price
- Receipt by Olivant of support letters from retail shareholder groups
- Equity subscription by Olivant of £150 million in cash for a minority stake in Northern Rock to be made on completion of the rights issue and at a price equal to the rights issue subscription price
- Olivant also to be issued with high premium warrants over 7% of the enlarged equity capital of the Company
- Debt financing to be arranged by Northern Rock with the assistance of Olivant's capital markets team; initial refinancing facility to enable £10 billion to £15 billion of the existing Bank of England Liquidity Support Facility to be repaid on completion of the rights issue and Olivant equity subscription; size of the initial repayment subject to prevailing market conditions
- Repayment of remaining Bank of England Liquidity Support Facility by the end of 2009 through active operational management, accelerated through external market financing
- Agreement to be negotiated with HM Government on process and basis for ultimate withdrawal of current guarantee arrangements for depositors

- The Company to issue to the Bank of England high premium warrants on the same terms as Olivant over 5% of the enlarged equity capital of the Company
- Olivant team to start with immediate effect; the debt and equity financing to be implemented by the Company as soon as practicable alongside Olivant equity subscription
- Northern Rock brand retained
- As the Olivant proposal does not involve a change of control, Olivant would anticipate that the Company would respect established arrangements with its stakeholders, such as the Northern Rock Foundation and Unite; annual contribution to the Foundation ordinarily to be 5% of pre-tax profits or £10 million, whichever is the greater.

Luqman Arnold, Chairman of Olivant, said: "It is time for all stakeholders to work together to ensure prompt and full repayment of the Bank of England facility and to set Northern Rock back on course for a successful and independent future. We believe that this proposal satisfies the requirement of all stakeholders, including the Tripartite Authorities' principles for assessing Northern Rock proposals, whilst confirming the broad and constructive support from shareholders."

- Ends -

Enquiries:

Brunswick Group LLP
Mike Harrison/Anita Scott/Craig Breheny/Ash Spiegelberg +44 (0) 20 7404 5959

Lazard
Ken Costa +44 (0) 20 7187 2000

Lazard & Co., Limited, which is authorized and regulated by the Financial Services Authority in the United Kingdom, is acting for Olivant in connection with the proposal referred to above and no-one else and will not be responsible to anyone other than Olivant for providing the protections afforded to clients of Lazard & Co., Limited or for providing advice in relation to the proposal referred to above.

Notes to editors:

Olivant is an independent investment group with substantial and permanent shareholder capital. It invests solely in the financial services sector. Positioned between typical financial and strategic investors, it offers the skill sets of a strategic investor but the independence and lack of conflicts of interest of a financial investor. Olivant's partners bring an operational approach aligned with incumbent management teams. Olivant's shareholders comprise a number of significant financial services institutions and sophisticated family offices.

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Company	Olivant Advisors Ltd
TIDM	
Headline	Stmnt re: Northern Rock PLC
Released	07:00 12-Nov-07
Number	4536H

RNS Number:4536H
Olivant Advisors Ltd
11 November 2007

Monday 12 November: For immediate release

OLIVANT ADVISERS LIMITED

STATEMENT REGARDING NORTHERN ROCK PLC

Olivant, an independent investment group, today announces that it is preparing a proposal for the Board of Northern Rock. The proposal would involve the immediate introduction into Northern Rock of a core team of Olivant's experienced principals, led by its chairman, Luqman Arnold, to work intensively alongside its existing Board and management, together with a subscription of a minority stake in Northern Rock, intended to ensure Olivants alignment with the Board and shareholders. Olivant is not proposing an offer for the shares of Northern Rock.

Contact details
Brunswick Group LLP
Mike Harrison / Anita Scott / Craig Breheny +44 (0) 20 7404 5959
Lazard
Ken Costa +44 (0) 20 7187 2000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Virgin Group
TIDM	
Headline	Statement re Proposal
Released	15:10 12-Oct-07
Number	6504F

RNS Number:6504F
Virgin Group
12 October 2007

Press Release

For immediate release

"Virgin-led Consortium submits proposal to Northern Rock plc"

A consortium led by Virgin Group (the "Consortium"), has today submitted a non-binding indication of interest ("Proposal") to the board of Northern Rock plc ("Northern Rock" or the "Company") which, if consummated, will see the Consortium inject substantial new equity into Northern Rock.

The Consortium includes:

- Virgin Group, a leading branded venture capital organisation, and one of the world's most recognised and respected brands
- AIG Financial Products Corp., part of AIG, the international insurance and financial services group
- WL Ross & Co LLC, the principal investment firm specialising in restructurings, buyouts, and industry consolidations
- Toscafund Asset Management LLP, the international investment group chaired by Sir George Mathewson
- First Eastern Investment Group, a leading Hong Kong-based investment group

The Virgin Consortium, which has Sir George Mathewson as a special adviser, is interested in investing in, and assisting in providing a continuing funding solution to Northern Rock. It is the Consortium's intention to maintain Northern Rock's listing, to retain the business in its entirety, to add to it and to grow it in the future; rather than seeking a break up or partial solution. It is also the Consortium's intention that the existing right of the charitable Northern Rock Foundation to receive a proportion of the Company's profits be maintained.

The Consortium believes that beyond addressing Northern Rock's current liquidity

challenges, Northern Rock must seek a complete rebranding to repair its franchise and the confidence of its stakeholders if it wishes to continue as a standalone business.

The Consortium intends to capitalise on the strength of the Virgin brand, the introduction of additional management and experience from the current Virgin Money business, and the funding and liquidity solutions to be delivered by the Consortium partners to rebuild Northern Rock's franchise on stronger foundations. The Consortium believes that together with the Company it can bring the business a renewed confident future for the benefit of all of Northern Rock's current stakeholders.

As part of the proposal, Virgin Money will be transferred to Northern Rock in return for equity; Northern Rock will, after completion of that transaction, be renamed and rebranded Virgin Money. It is a complementary business, with an established savings brand and a heritage in mortgages, and is a well-known innovator in personal financial services. It is expected that the reconfigured Virgin Money will quickly re-build a deposit base to drive a more sustainable funding structure. In addition, a substantial cash sum will be injected into the Company for new equity to be issued at a discount to the current share price, which will improve the Company's capital position. These issues of new equity would be conditional on the current shareholders approving a "whitewash" of the provisions of Rule 9 of the Takeover Code, which would otherwise require the Consortium to make a takeover offer for the Company's existing share capital.

The proposal is centred on the quickest possible solution to restore public confidence in the business and return it to profitable growth. Virgin has close to 100% name recognition in the UK with over 12 million brand customers in the UK alone. It is consistently rated as one of the most trusted brands in the UK and has a track record in personal financial services. Additionally, Virgin's partners in the Consortium include major international institutions and highly experienced investors in complex situations around the world.

It is proposed that the CEO of the combined business will be Jayne-Anne Gadhia, CEO of Virgin Money and previously Managing Director of RBS Mortgages (where she had responsibility for a mortgage book in excess of £65 billion). Prior to this Jayne-Anne was Managing Director of the Virgin One Account both when owned by The Royal Bank of Scotland and, before RBS' buyout of its joint venture, with Virgin.

Commenting on the Proposal, Sir Richard Branson said: "I've always believed that it's Virgin's role to improve things for customers through great value for money products and services, innovation and great customer service - whichever market we operate in. This has been evident in our financial service businesses both in Britain and abroad. I believe that if we're successful we'll be able to create an exciting new banking alternative for everyone in the UK. I and my team have pulled together a heavy hitting consortium that we believe has not only the knowledge and expertise but the financial clout to make a once great British institution great again.

We have the opportunity to make a fresh start and build a renewed, confident future for the business and its tremendous staff as a continuing independent public company. We have confidence in the British economy going forward; and we are determined to preserve one of the last remaining truly independent UK-owned competitive forces in banking, mortgages and other financial services."

Commenting on the Proposal, Sir George Mathewson said: "I think the proposal from Virgin is to the benefit of all stakeholders in Northern Rock. Virgin

provides an important point of stability and also has a recognised ability to execute growth plans. I look forward to providing guidance and assistance in building a strong new banking group."

The Consortium is being advised by Greenhill & Co International LLP ("Greenhill") and New Boathouse Capital, a subsidiary of Quayle Munro Holdings ("Quayle Munro Group").

This announcement does not constitute a commitment to proceed with the Proposal or any other transaction in respect of Northern Rock and, in particular, it does not constitute an offer for Northern Rock or an announcement of a firm intention to make an offer under Rule 2.5 of the Takeover Code. Accordingly there can be no certainty that the Proposal will result in any transaction or offer.

Greenhill is acting exclusively for Virgin Management Limited and for no-one else in connection with the Proposal and will not be responsible to anyone other than Virgin for providing the protections afforded to clients of Virgin or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

Quayle Munro Group is acting exclusively for Virgin Management Limited and for no-one else in connection with the Proposal and will not be responsible to anyone other than Virgin for providing the protections afforded to clients of Virgin or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

Contact details:

For more information contact:

Virgin Group Nick Fox - 020 7229 4738 / 07711 727 618

Greenhill & Co International LLP James Lupton / Edward Wakefield - 020 7198 7400

Quayle Munro Holdings Peter Norris / Andreas Wesemann - 020 7471 3770

M:Communications Nick Miles - 020 7153 1530 / 07796 171 667

Notes to Editors:

Virgin Group

Virgin, a leading branded venture capital organisation, is one of the world's most recognised and respected brands. Conceived in 1970 by Sir Richard Branson, the Virgin Group has gone on to grow very successful businesses in sectors ranging from mobile telephony to transportation, travel, financial services, leisure, music, holidays, publishing and retailing. Virgin has created more than 200 branded companies worldwide, employing approximately 50,000 people, in 29 countries. Revenues around the world in 2006 exceeded £10 billion (approx. US$20 billion).

Virgin Money

Virgin Money is Virgin's financial services arm and was established in 1995. It has almost 2 million customers and offers a wide range of financial products across lending (e.g. credit cards and personal loans), savings (e.g. deposits, investments and pensions) and protection (e.g. life assurance, household and car insurance) to the UK market.

AIG Financial Products Corp.

AIG Financial Products Corp. (AIG-FP) is a wholly owned subsidiary of American International Group, Inc., one of the world's largest insurance groups and world leaders in insurance and financial services. Founded in 1987, AIG-FP was one of the first companies focused principally on the derivatives markets in the United States. AIG-FP is active in a full spectrum of OTC derivative and structured products markets, including commodities, credit, energy, equities, foreign exchange, and rates. As leading participants in the capital and derivatives markets, AIG-FP provides clients with corporate finance, investment, and financial risk management solutions. AIG-FP also acts as a principal investor in the energy and infrastructure sectors. AIG-FP's clients include many of the world's top corporations, investment managers, pension funds, banks, investment banks, sovereigns, hedge funds, foundations and endowments, as well as select high-net-worth individuals. With group offices in London, Paris, Tokyo, Hong Kong, and Wilton, Connecticut, AIG-FP has extensive global reach. For additional information please refer to www.aigfp.com.

WL Ross & Co LLC

WL Ross and Co. LLC is a principal investment firm specializing in restructurings, buyouts, and industry consolidations. The firm invests in financially distressed companies. It seeks to invest with co-investors in case of larger transactions. WL Ross & Co LLC was founded in 2000 by Mr. Wilbur Ross and is headquartered in New York City.

WL Ross & Co. LLC was the lead investor in purchase and turning around the failed Kofuku Bank from the Japanese Government, rebranding it as Kansai Sawayaka Bank in Osaka.

Toscafund Asset Management LLP

Toscafund Asset Management LLP, chaired by Sir George Mathewson, was founded in May 2000 by Martin Hughes.

Toscafund concentrates on investment in financial service companies, being one of the leading funds of its type in Europe. Total funds currently invested exceed £3bn. The group is known to many executives of companies in which it has invested and is judged as a stable, productive shareholder due to its longer term fundamental research based investment philosophy.

Sir George Mathewson

Sir George Mathewson was born and educated in Scotland (BSc, PhD, St Andrews University) and has a wide background in finance, technology and management. He

joined The Royal Bank of Scotland Group in 1987 as Director of Strategic Planning and Development and in 1990 was appointed Deputy Group Chief Executive. In January 1992 he was appointed Group Chief Executive and, following the acquisition of NatWest, Sir George was appointed Executive Deputy Chairman in March 2000. In April 2001 Sir George was appointed Chairman of the Group and retired at the AGM in April 2006.

In November 2001 Sir George was appointed to the Board of Directors of the Institute of International Finance, Inc. and in June 2005 he became President of the International Monetary Conference. From 1981-87 Sir George was Chief Executive of the Scottish Development Agency, widely recognised for achievements in economic development and from 1972-81 he was with ICFC (now 3i), the leading UK development capital organisation. Prior to 1972, and after a period in academic life, he spent 5 years in the United States as a professional engineer with Bell Aerospace during which time he graduated MBA.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Northern Rock plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Northern Rock plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Northern Rock plc by Virgin Group Holdings Limited or Northern Rock plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

END

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RECEIVED

2008 JAN 24 A 10:22

Company	Northern Rock PLC
TIDM	56SB
Headline	Full Put Option
Released	16:33 22-Nov-07
Number	2007112200

Northern Rock PLC

NOTICE OF FULL PUT OPTION

Northern Rock Plc

Floating Rate EMTN Due 22-11-10
GBP 2,000,000 - XS0205800468

Please be advised that as a result of a full investor put option this issue size has reduced from GBP 2,000,000 to NIL as of 22-11-2007

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NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE

2007

(OCTOBER TO DECEMBER)

processing.

Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	13	12	2007
†Date of Birth	24	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ | as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr | *Honours etc:

Forename(s): Anne, Menze (commonly known as Andy)

Surname: Kuipers

Previous Forename(s): | Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Spring House, Brunton Lane

Post town: North Gosforth | Postcode: NE13 9NT

County / Region: Newcastle upon Tyne | Country: England

†Nationality: Dutch | †Business occupation: Bank Executive

†Other directorships (additional space overleaf): None

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 19 Dec 07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19 Dec 07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 3273685

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

processing.

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	2 6	1 1	2 0 0 7
†Date of Birth	1 8	1 0	1 9 5 6

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Laurence Philip

Surname: Adams

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Kingswood, Derby Road

Post town: London Postcode: SW14 7DU

County / Region: Country: United Kingdom

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature L. P. Adams. **Date** 29.11.07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 29.11.07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne. NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 3273685

† Directors only.

†Other directorships: see attached list

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LAURENCE PHILIP ADAMS -

PREVIOUS APPOINTMENTS

Company	Position	Appointed	Resigned
Siblu NIC Limited	DIRECTOR	28.10.04	15.03.07
Campotel Limited	DIRECTOR	12.11.04	15.03.07
Siblu Transport Limited	DIRECTOR	28.10.04	15.03.07
Siblu Mobile Homes Limited	DIRECTOR	18.01.05	15.03.07
LH&LA Transport Limited	DIRECTOR	14.10.04	15.03.07
Siblu Finance Limited	DIRECTOR	28.10.04	15.03.07
Siblu UK Limited	DIRECTOR	28.10.04	15.03.07
Siblu Europe Limited	DIRECTOR	12.11.04	15.03.07
Siblu France Limited	DIRECTOR	28.10.04	15.03.07

CURRENT DIRECTORSHIPS

Trader Jones Limited	DIRECTOR	15.06.07	
Outside Insight Limited	DIRECTOR	08.06.07	
Siblu Holdings Limited	DIRECTOR	11.12.06	

Companies House

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	16	11	2007
†Date of Birth	25	06	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): John Francis

Surname: Devaney

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Kettleshill Farm, Under River

Post town: Sevenoaks 'Postcode: TN15 0RX

County / Region: Kent Country: United Kingdom

†Nationality: British †Business occupation: Non-Executive Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21 Nov 07

A director, secretary etc must sign the form below.

Signed [signature] **Date** 28 Nov 07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc

Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL

Tel 0191 2794478

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

† Directors only.

†Other directorships

See attached list

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

John Francis Devaney – other directorships

Liberata Limited – resigned 25/11/2002

M (2003) PLC – resigned 19/05/2003

EA Technology Limited – resigned 02/05/2003

Corizon Limited – resigned 25/04/2006

Mel Group Limited – resigned 05/11/2002

BizzConsulting Limited

Mainpower PLC

Three Gates Limited – dissolved 14/08/2007

Baltic Media Group Limited – dissolved 11/08/2007

Baltic Publishing Limited – dissolved 11/08/2007

BizzEnergy Limited

BizzEnergy Group Limited

BizzGeneration Limited

BizEnergy Limited

BizzEnergy@Home Limited

Unicorn Music And Dance Limited – dissolved 29/07/2003

Telent PLC

Tersus Energy PLC

NATS Limited

NATS (En Route) Public Limited Company

NATS (Services) Limited

NATS Holdings Limited

Ampere Limited

Ampere 1 Limited

processing.

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	3273685
Company Name in full	Northern Rock plc

	Day	Month	Year		Day	Month	Year
Date of appointment	16	11	2007	†Date of Birth	05	06	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME			
*Style / Title	Mr	*Honours etc	
Forename(s)	Simon Timothy		
Surname	Laffin		
Previous Forename(s)		Previous Surname(s)	
†† Usual residential address	The Whins, Lawfords Hill Road,		
Post town	Worplesdon, Guildford	Postcode	GU3 3QB
County / Region	Surrey	Country	United Kingdom
†Nationality	British	†Business occupation	Non-Executive Director
†Other directorships (additional space overleaf)	See attached list		

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21.11.07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date**

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 3273685

† Directors only.

†Other directorships: See attached list

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Simon Timothy Laffin – other directorships

Simon Laffin Business Services Limited

Anchor Developments Limited – resigned 08/03/2004

Gordav (Portree) Limited – resigned 08/03/2004

Safeway Limited – resigned 08/03/2004

Amos Hinton & Sons Ltd – resigned 08/03/2004

Argyll Stores (Holdings) Limited – resigned 08/03/2004

Federated Properties Limited – resigned 08/03/2004

Presto Stores Limited – resigned 08/03/2004

Safeway (Overseas) Limited – resigned 08/03/2004

Safeway Food Stores Limited – resigned 08/03/2004

Safeway Properties Limited – resigned 08/03/2004

Safeway Stores (Fuel) Limited – resigned 08/03/2004

Safeway Stores Limited – resigned 08/03/2004

Safeway Stores (Ireland) Limited – resigned 08/03/2004

Safeway plc – resigned 08/03/04

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	19	10	2007
†Date of Birth	14	10	1940

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc: CBE

Forename(s): Bryan, Kaye

Surname: Sanderson

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 40 Netherhall Gardens

Post town: Hampstead Postcode: NW3 5TP

County / Region: London Country: England

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / secretary of the above named company

Consent signature Bryan K. Sanderson **Date** 19.10.07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, ~~secretary etc~~ must sign the form below.

Signed [signature] **Date** 19.10.07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc,
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794139
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 3273685

† Directors only.

†Other directorships: See attached sheet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BRYAN KAYE SANDERSON

CURRENT DIRECTORSHIPS

Body Corporate	Capacity	Date of Appointment
Enterprise LSE Limited	Non-Executive Director	6 February 2001
Sunderland ARC Limited	Non-Executive Chairman	1 May 2002
Durham County Cricket Club Holdings Ltd	Non-Executive Director	28 February 2005

PAST DIRECTORSHIPS

	From	To
BUPA	1 January 2001	31 October 2006
Standard Chartered PLC	9 December 2002	19 November 2006
Standard Chartered Bank	8 May 2003	19 November 2006
Standard Chartered Holdings Limited	8 May 2003	19 November 2006
Six Continents PLC (formerly Bass PLC)	1 August 2001	12 March 2003
Mitchells & Butlers Plc	10 February 2003	15 April 2003
Sunderland PLC	22 July 1997	28 July 2006

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	13	12	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Adam, John

Surname: Applegarth

	Day	Month	Year
†Date of Birth	03	08	1962

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 19 Dec 07

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House

for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	16	11	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Sir *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Derek

Surname: Wanless

	Day	Month	Year
†Date of Birth	29	09	1947

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/11/2007

(** serving director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc,
Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	16	11	2007

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Miss *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Rosemary, Anne

Surname: Radcliffe

	Day	Month	Year
†Date of Birth	09	10	1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/11/2007

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc, Gosforth,
Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	16	11	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Ms *Honours etc:

Forename(s): Nichola

Surname: Pease

	Day	Month	Year
†Date of Birth	03	04	1961

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/11/2007

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc, Gosforth,
Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	16	11	2007

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Anne, Menze (commonly known as Andy)

Surname: Kuipers

	Day	Month	Year
†Date of Birth	24	12	1957

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/11/07

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	16	11	2007

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Nicholas, Adam, Hodnett

Surname: Fenwick

	Day	Month	Year
†Date of Birth	20	10	1960

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/11/2007

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc,
Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

Date of termination of appointment — Day 16 Month 11 Year 2007

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Keith, McCallum

Surname: Currie

†Date of Birth — Day 18 Month 07 Year 1956

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/11/2007

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	16	11	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): David, Frank

Surname: Baker

	Day	Month	Year
†Date of Birth	02	08	1953

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/11/2007

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full NORTHERN ROCK PLC

	Day	Month	Year
Date of termination of appointment	19	10	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Dr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Matthew White

Surname: Ridley

	Day	Month	Year
†Date of Birth	07	02	1958

A serving director, secretary etc must sign the form below.

Signed [signature] Date 19.10.07

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House — for the record —

Company Name
NORTHERN ROCK PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
3273685
Information extracted from Companies House records on
23rd October 2007

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 3273685/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Northern Rock House** **Gosforth** **Newcastle Upon Tyne** **NE3 4PL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **The Registry** **34 Beckenham Road** **Beckenham** **Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **6511** **Central banking**	**SIC CODE** **Description**

> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Colin TAYLOR LLB** **Address** **Orchard House** **Main Road** **Ovingham** **Northumberland** **NE42 6AG**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Colin TAYLOR LLB ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Adam John APPLEGARTH** **Address** **Beechwood House** **The Walled Garden** **Matfen** **Northumberland** **NE20 0RP** **Date of birth** **03/08/1962** **Nationality** **British** **Occupation** **Chief Executive**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Adam John APPLEGARTH ceased to be director (if applicable) __ / __ / ____

> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Frank BAKER BSC FCIB **Address** ~~1 Kingswood Avenue High West Jesmond Newcastle Upon Tyne Tyne & Wear NE2 3NS~~ **Date of birth** 02/05/1953 **Nationality** British **Occupation** Deputy Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 21 MOOR ROAD SOUTH GOSFORTH NEWCASTLE UPON TYNE UK Postcode NE3 1NA Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change 17 / 10 / 2006 Date David Frank BAKER BSC FCIB ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Keith ~~Mccallum~~ CURRIE **Address** 27 Lindisfarne Road Jesmond Newcastle Upon Tyne Tyne & Wear NE2 2HE **Date of birth** 18/07/1956 **Nationality** British **Occupation** Bank Executive	Name McCALLUM ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Keith Mccallum CURRIE ceased to be director (if applicable) __ / __ / ____

> Director	Name	Name
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.	Nicholas Adam Hodnett FENWICK	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 12 Smith Terrace London SW3 4DL	Address
	Date of birth 20/10/1960	UK Postcode
	Nationality British	Date of birth / /
Particulars of a new Director must be notified on form 288a.	Occupation Retailer	Nationality
		Occupation
		Date of change / /
		Date Nicholas Adam Hodnett FENWICK ceased to be director (if applicable) / /

> Director	Name	Name
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.	Sir Ian GIBSON CBE	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 21 Montagu Avenue Gosforth Newcastle Upon Tyne NE3 4HY	Address
	Date of birth 01/02/1947	UK Postcode
	Nationality British	Date of birth / /
Particulars of a new Director must be notified on form 288a.	Occupation Director	Nationality
		Occupation
		Date of change / /
		Date Sir Ian GIBSON CBE ceased to be director (if applicable) / /

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
David Andrew JONES

Address
The Barn West Farm
Temperley Grange
Corbridge
Northumberland
NE45 5RX

Date of birth 14/12/1958

Nationality British

Occupation Finance Director

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode

Date of birth __ __ / __ __ / __ __ __ __

Nationality

Occupation

Date of change __ __ / __ __ / __ __ __ __

Date David Andrew JONES ceased to be director (if applicable)

__ __ / __ __ / __ __ __ __

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Name
Andy Anne Menze KUIPERS

Address
Spring House
Brunton Lane North Gosforth
Newcastle Upon Tyne
Tyne & Wear
NE13 9NT

Date of birth 24/12/1957

Nationality Dutch

Occupation Bank Executive

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode

Date of birth __ __ / __ __ / __ __ __ __

Nationality

Occupation

Date of change __ __ / __ __ / __ __ __ __

Date Andy Anne Menze KUIPERS ceased to be director (if applicable)

__ __ / __ __ / __ __ __ __

> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Nichola PEASE** **Address** **6 Swan Walk** **Chelsea** **London** **SW3 4JJ** **Date of birth** **03/04/1961** **Nationality** **British** **Occupation** **Chief Executive**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Nichola PEASE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Michael James QUEEN** **Address** **25 Broad Highway** **Cobham** **Surrey** **KT11 2RR** **Date of birth** **27/09/1961** **Nationality** **British** **Occupation** **Investment Banker**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Michael James QUEEN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Rosemary Anne RADCLIFFE

Address
22 Lilyville Road
Fulham
London
SW6 5DW

Date of birth 09/10/1944

Nationality British

Occupation None

Particulars of a new Director must be notified on form 288a.

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.

Address

UK Postcode

Date of birth __ __ / __ __ / __ __ __ __

Nationality

Occupation

Date of change __ __ / __ __ / __ __ __ __

Date Rosemary Anne RADCLIFFE ceased to be director (if applicable)

__ __ / __ __ / __ __ __ __

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Sir Derek WANLESS

Address
Chapters 195 Upper Chobham Road
Camberley
Surrey
GU15 1HA

Date of birth 29/09/1947

Nationality British

Occupation Company Director

Particulars of a new Director must be notified on form 288a.

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985.

Address

UK Postcode

Date of birth __ __ / __ __ / __ __ __ __

Nationality

Occupation

Date of change __ __ / __ __ / __ __ __ __

Date Sir Derek WANLESS ceased to be director (if applicable)

__ __ / __ __ / __ __ __ __

person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Address
Blagdon Hall Blagdon
Seaton Burn
Newcastle Upon Tyne
Tyne & Wear
NE13 6DD

Date of birth 07/02/1958

Nationality British

Occupation Company Director

Particulars of a new Director must be notified on form 288a.

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

______

______

______

UK Postcode

Date of birth __ / __ / ____

Nationality ______

Occupation ______

Date of change __ / __ / ____

Date Doctor Matthew WHITE RIDLEY ceased to be director (if applicable)
19 / 10 / 2007

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

> Director
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Mr Bryan Kaye SANDERSON

Address
40 Netherhall Gardens
Hampstead
London
NW3 5TP

Date of birth 14/10/1940

Nationality British

Occupation Company Director

Particulars of a new Director must be notified on form 288a.

Name ______

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

______

______

______

UK Postcode

Date of birth __ / __ / ____

Nationality ______

Occupation ______

Date of change __ / __ / ____

Date ceased to be director (if applicable)
__ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	421,226,000	£105,306,500
FOUNDATION	74,333,500	£18,583,375
PREFERENCE	400,000	£100,000

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 495,959,000

Aggregate Nominal Value of issued shares: £123,989,875

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 30/10/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ______ Address ______ ______ ______ UK Postcode			
Name ______ Address ______ ______ ______ UK Postcode			
Name ______ Address ______ ______ ______ UK Postcode			
Name ______ Address ______ ______ ______ UK Postcode			

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ______ Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞		
Name ______ Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞		
Name ______ Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞		
Name ______ Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞		
Name ______ Address ______ ______ ______ UK Postcode ⌞⌞⌞⌞ ⌞⌞⌞		

complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 29 / 11 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/10/2007*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th October 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name JULIE SHIPLEY

Telephone number *inc code* 0191 2794135.

Address
NORTHERN ROCK PLC
NORTHERN ROCK HOUSE
GOSFORTH, NEWCASTLE UPON TYNE

DX number *if applicable* __ __ __ __ __ __

DX exchange

Postcode NE3 4PL

82-35026

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

A|C 00400107

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 6

Company number: 03273685

Name of company

* Northern Rock PLC (the "**Company**")

Date of creation of the charge

7 December 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Mortgage dated 7 December 2007 (the "**Mortgage**") granted by the Company in favour of The Governor and Company of the Bank of England (the "**Trustee**")

Amount secured by the mortgage or charge

All obligations which the Company may at any time have to the Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (but including, without limitation, the Debenture and the Mortgage) including any liability in respect of any further advances made under the Finance Documents and Mortgage, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**").

See Schedule 1 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) whose registered address is Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)
Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ
L/C

For official Use (06/2005)
Mortgage Section

TUESDAY

LD4 11/12/2007 81
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please see Schedule 2

The Mortgage also contains covenants as to further assurance

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed Date 10 - 12 - 07

On behalf of XXXXXXX [mortgagee/XXXXXX] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,

(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or

(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House**

NORTHERN ROCK PLC

Company Number: 03273685

SCHEDULE 1

to a Form 395 in respect of a Mortgage dated 7 December 2007 and made between Northern Rock PLC (as the Company) and The Governor and Company of the Bank of England (as Trustee)

AMOUNT SECURED BY THE MORTGAGE

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company

"**Bank**" means the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Debenture**" means the debenture dated 9 October 2007 between the Bank and the Company

"**Deed of Charge**" means the deed of charge dated 14th September 2007 between the Bank and the Company

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date, and 'Finance Document' means any one of them

"**Indemnity and Costs Recovery Deed**" means the indemnity and costs recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further

letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company

SCHEDULE 2

to a Form 395 in respect of a Mortgage dated 7 December 2007 and made between Northern Rock PLC (as the Company) and The Governor and Company of the Bank of England (as Trustee)

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED AND ASSIGNED

Property Description	Title Number
Land on the south side of Regent Farm Road, Gosforth	TY463985
Land and buildings on the north side of Regent Avenue, Gosforth	TY268481
Land lying on the south and west of Northern Rock House, Gosforth	TY102763
Land to the rear of Northern Rock House, Regent Centre, Gosforth	TY259778
Regent Farm Road, Gosforth	TY202933
Land on the north side of Regent Avenue, Gosforth	TY337711
4 Devonshire Street, Carlisle (CA3 8LP)	CU231454
15 Newgate Street, Bishop Auckland	DU304087
29 Bridge Street, Morpeth	ND153733
484, 486 and 488 Durham Road Low Fell	TY462970
8/10 Dovecot Street, Stockton	TES3839
50 and 51 Briggate, Leeds	YK19888
5 Church Street, Peterborough	CB135839
160 Friar Street, Reading	BK265726
32 The Town, Church Street, Enfield	MX56192
36 Market Square, Bromley	SGL34703
34 Yorkshire Street, Oldham	GM531591
2nd Floor Bulman House, Gosforth	TY25088
53 Bradshawgate, Bolton	LA381729
212 and 214 High Street, Dorking	SY73414

Property Description	Title Number
216 and 218 High Street, Dorking	SY258667
247 and 249 Prince Edwards Road, South Shields	TY79944
1st Floor Annexe, Bulman House, Gosforth	TY23024
Office no 6, Bulman House, Regent Centre, Gosforth	TY263065
3rd Floor Annexe, Bulman House, Gosforth	TY23104
34 Sycamore Lodge, Kensington, London	BGL15337
21/23 Stricklandgate, Kendal	CU51665
34/35 The Town, Enfield	MX348460
15/17 Castle Street, Kingston	TGL23831
Unit 4 Mylord Crescent, Camperdown, Killingworth	TY430663
1 Grayling Court, Doxford Park, Sunderland	TY286932
3 Grayling Court, Doxford Park, Sunderland	TY286929
Solar House, Sunderland	TY435046

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A MORTGAGE DATED THE 7th DECEMBER 2007 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS TRUSTEE) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 11th DECEMBER 2007

GIVEN AT COMPANIES HOUSE, CARDIFF THE 17th DECEMBER 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

HC026B

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 51

Company number: 3273685

Name of company

* Northern Rock plc (the "**Company**")

Date of creation of the charge

9 October 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Debenture dated 9 October 2007 (the "**Debenture**") granted by the Company in favour of the Governor and Company of the Bank of England as trustee for the secured parties (the "**Trustee**").

Amount secured by the mortgage or charge

All obligations which the Company may at any time have to the Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (including, without limitation, the Debenture and any Mortgage) including any liability in respect of any further advances made under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**")

See Schedule 2 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) of Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)

Clifford Chance LLP
10 Upper Bank Street
Canary Wharf
London
E14 5JJ
Ref NPF/70-40328461/PXW

via London County

Time critical reference

For official Use (06/2005)
Mortgage Section | Post room

MONDAY

LD3 15/10/2007 402
COMPANIES HOUSE

1456113

Short particulars of all the property mortgaged or charged

See Schedule 1

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

(No Goodwill
No u/called cap
C x P
x
5

Particulars as to commission allowance or discount (note 3)

Signed [signature] Date 15 October 2007

On behalf of XXXXXX [mortgagee/chargee] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House.**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

SCHEDULE 1

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED OR CHARGED

Under the Debenture the Company

(1) charges with full title guarantee in favour of the Trustee as trustee for the secured parties with the payment and discharge of the Secured Obligations,

(a) by way of first fixed charge (which so far as it relates to land in England and Wales vested in the Company at the date of the Debenture shall be a charge by way of legal mortgage) (subject to obtaining any necessary consent to such mortgage or fixed charge from any third party) the Real Property,

(b) subject to the subsisting rights of redemption of the relevant Underlying Obligors, by way of first fixed security all of its right, title, interest and benefit, existing now or in the future, in the Underlying English Mortgage Loans and Underlying English Related Security, including, without limitation, all right, title, interest and benefit of the Company in, to, under or in respect of

(i) the right to receive, demand, sue for, recover and give receipts for all principal moneys payable under such Underlying English Mortgage Loans and Underlying English Related Security or the unpaid part thereof and the interest due or to become due thereon,

(ii) all covenants with and undertakings and obligations to the Company contained within each Underlying English Mortgage Loan and Underlying English Related Security together with the right to sue thereon, and the right to exercise all powers of the Company in relation to each Underlying Mortgage Loan and Underlying English Related Security,

(iii) the Underlying Mortgage Files, all correspondence with the Underlying Obligors and all other records, data and information relating to each Underlying English Mortgage Loan and Underlying English Related Security, and

(iv) all the estate, right and interest in and to the related Underlying English Properties vested in the Company,

(c) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Tangible Moveable Property,

(d) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Accounts (excluding the Trust Account, the Cash Sweep Account and the Mortgage Collection Account);

(e) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Cash Sweep Account,

(f) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Mortgage Collection Account,

(g) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Intellectual Property,

(h) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Information Technology,

(i) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) any goodwill and rights in relation to the uncalled capital of the Company,

(j) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Investments,

(k) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Shares, all dividends, interest and other monies payable in respect of the Shares and all other Related Rights (whether derived by way of redemption, bonus, preference, option, substitution, conversion or otherwise),

(l) by way of first fixed charge

(i) subject to the subsisting rights of redemption of the relevant Underlying Obligors, all its right, title, interest and benefit in the relevant Underlying Life Policies (if any) relating to the Underlying Mortgage Loans including for the avoidance of doubt the benefit of, and the right to sue on, all covenants with and undertakings and obligations to the Company in or relating to each related charge or assignment to which the Company has the benefit (if any) and the right to exercise all powers of the Company in relation to each such charge or assignment (if any),

(ii) all its right, title, interest and benefit in the Underlying Third Party Buildings Policies arranged by the Company in respect of the Underlying Mortgage Loans including for the avoidance of doubt the benefit of, and the right to sue on, all covenants with and undertakings and obligations to the Company in or relating to each related charge or assignment to

which the Company has the benefit (if any) and the right to exercise all powers of the Company in relation to each such charge or assignment (if any),

(iii) all its right, title and interest in any Underlying Contingency Policy (if any) arranged by the Company in respect of the Underlying Mortgage Loans including for the avoidance of doubt the benefit of, and the right to sue on, all covenants with and undertakings and obligations to the Company in or relating to each related charge or assignment to which the Company has the benefit (if any) and the right to exercise all powers of the Company in relation to each such charge or assignment (if any), and

(iv) all its causes and rights of action (if any) against any person in connection with the report on title or valuation report or any other report, valuation, opinion, certificate or other statement of fact or opinion given in connection with any Underlying Mortgage Loan or Underlying Related Security or affecting the initial decision to advance any such Underlying Mortgage Loan,

(m) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) all Monetary Claims and all Related Rights other than any claims which are otherwise subject to a fixed charge or assignment (at law or in equity) pursuant to the Debenture,

(n) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) all Notes Sale Proceeds and all Related Rights other than any claims which are otherwise subject to a fixed charge or assignment (at law or in equity) pursuant to the Debenture, and

(o) by way of first fixed charge all the Company's right, title and interest from time to time in and to (subject to obtaining any necessary consent to such fixed charge from any third party) the Interest in the Underlying Mortgage Trust,

(2) subject to the subsisting rights of redemption of the relevant Underlying Obligors, the Company, by way of first fixed security, as beneficial owner and if appropriate as the registered owner or as the person entitled to be registered as owner of the Underlying Northern Irish Mortgage Loans, charges to the Trustee by way of first fixed security all of its right, title, interest and benefit, existing now or in the future, in the Underlying Northern Irish Mortgage Loans and Underlying Northern Irish Related Security, including, without limitation, all right, title, interest and benefit of the Company in, to, under or in respect of

(i) the right to receive, demand, sue for, recover and give receipts for all principal moneys payable under such Underlying Northern Irish Mortgage Loans and

Underlying Northern Irish Related Security or the unpaid part thereof and the interest due or to become due thereon,

(ii) all covenants with and undertakings and obligations to the Company contained within each Underlying Northern Irish Mortgage Loan and Underlying Northern Irish Related Security together with the right to sue thereon, and the right to exercise all powers of the Company in relation to each Underlying Northern Irish Mortgage Loan and Underlying Northern Irish Related Security,

(iii) the Underlying Mortgage Files, all correspondence with the Underlying Obligors and all other records, data and information relating to each Underlying Northern Irish Mortgage Loan and Underlying Northern Irish Related Security, and

(iv) all the estate, right and interest in and to the related Underlying Northern Irish Properties vested in the Company,

(3) subject to the subsisting rights of redemption of the relevant Underlying Obligors, with absolute warrandice, undertakes to the Trustee and binds and obliges itself to execute and deliver such documents, and in such form, and to take such other steps as the Trustee shall reasonably consider necessary to enable the Trustee to perfect a first ranking heritable security over the Underlying Scottish Mortgage Loans including, without limitation the Underlying Scottish Related Security and all sums secured thereby,

(4) as holder of the beneficial interest therein and with absolute warrandice, and subject to the proviso for redemption hereinafter contained, assigns to and in favour of the Trustee in security for the discharge and payment of the Secured Obligations the Company's whole right title and interest, present and future, in and to the whole of the Underlying Scottish Mortgage Loans and the Underlying Scottish Related Security, surrogating and substituting the Trustee in its full right and place therein and thereto,

(5) assigns and agrees to assign absolutely with full title guarantee to the Trustee as trustee for the secured parties as security for the payment and discharge of the Secured Obligations all the Company's right, title and interest from time to time in and to each of the following assets (subject to obtaining any necessary consent to that assignment from any third party)

(a) the proceeds of any Insurance Policy and all Related Rights,

(b) all rights and claims in relation to any Company Account, and

(c) the Specific Contracts,

including, without limitation.

(a) all of its rights to receive payment of any amounts which may become payable to it pursuant to or with respect to such Assigned Contractual Rights,

(b) all moneys received by it pursuant to or with respect to such Assigned Contractual Rights,

(c) all its rights to give notices and/or make demands pursuant to such Assigned Contractual Rights and/or to take the steps which are required to cause payments to become due and payable thereunder or with respect to such Assigned Contractual Rights,

(d) all of its rights of action in respect of any breach of or default in respect of such Assigned Contractual Rights, and

(e) all of its rights to receive damages, compensation or obtain other relief, including in respect of any breach of or default in respect of such Assigned Contractual Rights,

(6) without prejudice to the charges and assignments listed in (1) to (5), above, and to the extent that no security created thereby is (if the Trustee were so to require) capable of registration at the Land Registry of England and Wales or at the Registry of Deeds of Northern Ireland (as the case may be) as a sub-charge, in exercise of the power conferred by section 23(2)(b) of the Land Registration Act 2002, by way of security for the payment or discharge of those Secured Obligations comprising an obligation or liability to pay money, charges at law in favour of the Trustee all indebtedness secured by each registered charge of which it is registered as proprietor at the Land Registry of England and Wales or at the Registry of Deeds of Northern Ireland (as the case may be) including without limitation those registered against the title numbers set out in the Mortgage Portfolio Letter, and

(7) with full title guarantee charges in favour of the Trustee as trustee for the secured parties with the payment and discharge of the Secured Obligations by way of first floating charge all present and future assets and undertaking of the Company

The Debenture provides that the floating charge created by the Debenture shall be deferred in point of priority to all fixed Security validly and effectively created by the Company under the Finance Documents in favour of the Trustee as trustee for the secured parties as security for the Secured Obligations

Paragraph 14 of Schedule B1 to the Insolvency Act 1986 applies to the floating charge created by the Debenture

If any third party consent is necessary to enable an asset of the Company to be subject to an effective floating charge, that asset shall only become subject to the floating charge upon obtaining such third party consent

Further Assurance

The Debenture contains covenants for further assurance

Negative Pledge

Under the terms of the Loan Agreement and Debenture, the Company undertakes that it shall not create or permit to subsist any Security over all or any part of the Charged Property other than the Security permitted pursuant to the Loan Agreement

No Disposal

The Debenture and Loan Agreement contain covenants not to dispose of the Charged Property except as permitted pursuant to the Loan Agreement or clause 7 of the Debenture

See Schedule 2 for definitions

SCHEDULE 2

DEFINITIONS

"**Account**" means the Trust Account and any other account opened or maintained by the Company with the Trustee, the Bank or any other person (and any replacement account or subdivision or subaccount of that account), the debt or debts represented thereby and all Related Rights

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company

"**Assigned Contractual Rights**" means the right, title, interest and benefit of the Company under each Specific Contract to which the Company is a party or in respect of which it has the benefit

"**Bank**" the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Cash Sweep Account**" has the meaning given to it in the Loan Agreement

"**Charged Property**" means all the assets and undertaking of the Company which from time to time are the subject of the security created or expressed to be created in favour of the Trustee by or pursuant to the Debenture, including, without limitation, the Underlying Mortgage Loans, the Underlying Related Security, the Specific Contracts, the Company Accounts, the Interest in the Underlying Mortgage Trust and the Note Sale Proceeds and any Mortgage

"**Company Accounts**" means the Mortgage Collection Account and the Cash Sweep Account (and any renewal or redesignation of each such account) and any other Account which the Trustee and the Company agree should be a "Company Account"

"**Deed of Charge**" means the deed of charge dated 14th September 2007 between the Bank and the Company

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date and 'Finance Document' means any one of them

"**Group**" means the Company and its Subsidiaries from time to time

"**Indemnity and Costs Recovery Deed**" means the indemnity and costs recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company

"**Intellectual Property**" means the intellectual property listed in Schedule 2 (*Details of Intellectual Property*) of the Debenture and any other patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered, the benefit of all applications and rights to use such assets and all Related Rights

"**Information Technology**" means the computer hardware, software, networks and/or other information technology and any technological asset of the Group

"**Insurance Policy**" means any policy of insurance (including life insurance or assurance) in which the Company may from time to time have an interest

"**Interest in the Underlying Mortgage Trust**" means the whole of the right, title, benefit and interest of the Company in, to, under or in respect of the Underlying Mortgage Trust both in the Company's capacity as beneficiary under the Underlying Mortgage Trust and otherwise and including, without limitation, the Company's right, title, benefit and interest in, to, under or in respect of the property held by the Underlying Mortgage Trust from time to time and any distributions made by the Underlying Mortgage Trust from time to time to the extent that such, right, title, benefit, interest or distribution is referable to the Underlying Mortgage Loans held by the Underlying Mortgage Trust.

"**Investments**" means:

(a) any stocks, shares, debentures, securities and certificates of deposit (but not including the Shares);

(b) all interests in collective investment schemes; and

(c) all warrants, options and other rights to subscribe or acquire any of the investments described in (a) and (b),

in each case whether held directly by or to the order of the Company or by any trustee, nominee, fiduciary or clearance system on its behalf and all Related Rights (including all rights against any such trustee, nominee, fiduciary or clearance system)

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time.

"**Monetary Claims**" means any book and other debts and monetary claims owing to the Company and any proceeds of such debts and claims (including, without limitation, any claims or sums of money deriving from or in relation to any Intellectual Property, any Investment, the Notes Sale Proceeds, the proceeds of any Insurance Policy, the Underlying Mortgage Loans, the Underlying Insurance Policies, any court order or judgment, any contract or agreement to which the Company is a party and any other assets, property, rights or undertaking of the Company).

"**Mortgage**" means a mortgage or legal charge in respect of all or any part of the Real Property in accordance with Clause 6 (*Further Assurance*) of the Debenture substantially in the form of Schedule 7 (*Form of Legal Mortgage*) of the Debenture

"**Mortgage Collection Account**" means any account (other than the Cash Sweep Account) into which any payments or other funds are, or shall be received, by or for the account of the Company or any member of the Group in relation to the Mortgage Portfolio

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge.

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter

"**Notes**" means the notes or other securities from time to time issued to the Company that are referable to or in respect of the Underlying Mortgage Loans including any such notes or other securities issued pursuant to any securitisation issue involving the Underlying Mortgage Trustee

"**Notes Sale Proceeds**" means the right to receive the proceeds of sale of Notes which have been sold to third parties

"**Real Property**" means

(a) any freehold, leasehold or immovable property (including the freehold and leasehold property in England and Wales specified in Schedule 1 of the Debenture); and

(b) any buildings, fixtures, fittings, fixed plant or machinery from time to time situated on or forming part of such freehold or leasehold property,

and includes all Related Rights

"**Related Rights**" means, in relation to any asset

(a) the proceeds of sale of any part of that asset,

(b) all rights under any licence, agreement for sale or agreement for lease in respect of that asset,

(c) all rights, powers, benefits, claims, contracts, warranties, remedies, security, guarantees, indemnities or covenants for title in respect of that asset, and

(d) any monies and proceeds paid or payable in respect of that asset

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance

securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company.

"**Shares**" means all of the shares in any subsidiary of the Company held by, to the order or on behalf of the Company at any time.

"**Specific Contracts**" means the Underlying Mortgage Conditions, the Underlying Mortgage Files, the Underlying Mortgage Loans and any other contract, including any contract relating to the servicing or administration of the Underlying Mortgage Loans, the Notes, the Underlying Insurance Policies, and any other contract which the Trustee and the Company agree from time to time should be a "Specific Contract"

"**Standard Security**" means a heritable security created by a standard security over any interest in land in Scotland in terms of the Conveyancing and Feudal Reform (Scotland) Act 1970

"**Tangible Moveable Property**" means any plant, machinery, office equipment, computers, vehicles and other chattels (excluding any for the time being forming part of the Company's stock in trade or work in progress) and all Related Rights

"**Trust Account**" means an interest bearing trust account opened in the name of the Company with the Bank (entitled "Trust Account") prior to the Effective Date

"**Underlying Contingency Policy**" means any insurance policy described as a contingency policy, mortgage indemnity guarantee policy, restrictive covenant policy, or payment protection policy (other than an Underlying Third Party Buildings Policy) and any other insurance contract of similar effect in replacement, addition or substitution for such policy from time to time relating to an Underlying Mortgage Loan

"**Underlying English Mortgage Loan**" means an Underlying Mortgage Loan in relation to an Underlying English Property

"**Underlying English Property**" means a freehold or long leasehold residential property in England or Wales that is secured by an Underlying Mortgage

"**Underlying English Related Security**" means the Underlying Related Security in respect of an Underlying English Mortgage Loan

"**Underlying Insurance Policies**" means any Underlying Contingency Policies, Underlying Third Party Buildings Policies and Underlying Life Policies

"**Underlying Life Policy**" means any insurance policy described as such and any other insurance contract of similar effect in replacement, addition or substitution for such policy from time to time relating to an Underlying Mortgage Loan

"Underlying Mortgage" means, in relation to an Underlying Mortgage Loan, the charge by way of legal mortgage in England and Wales and Northern Ireland, and a Standard Security in Scotland over the relevant Underlying Property securing such Underlying Mortgage Loan and any legal mortgage or Standard Security in replacement, addition or substitution thereof

"Underlying Mortgage Conditions" means, in relation to an Underlying Mortgage Loan and Underlying Mortgage, the loan agreement, the mortgage deed and any incorporated terms and conditions applying to them, or either of them

"Underlying Mortgage File" means all forms, agreements, records, correspondence, title deeds and other documentation in relation to the Underlying Mortgage Loans and the Underlying Related Security

"Underlying Mortgage Loan" means the aggregate of all advances made to an Underlying Obligor by way of loan which are secured or intended to be secured by an Underlying Mortgage and which are from time to time outstanding to the Company (as a lender thereunder) as specified in the Mortgage Portfolio Letter

"Underlying Mortgage Trust" means any trust to which, upon the written consent of the Trustee, the Underlying Mortgage Loans may be assigned by the Company and under which the Company is a beneficiary

"Underlying Mortgage Trustee" means the trustee from time to time of the Underlying Mortgage Trust

"Underlying Northern Irish Mortgage Loan" means an Underlying Mortgage Loan in relation to an Underlying Northern Irish Property

"Underlying Northern Irish Property" means a freehold or long leasehold or fee farm grant of residential property located in Northern Ireland that is secured by an Underlying Mortgage

"Underlying Northern Irish Related Security" means the Underlying Related Security in respect of an Underlying Northern Irish Mortgage Loan

"Underlying Obligor" means, in relation to an Underlying Mortgage Loan, the person named as the borrower in the relevant Underlying Mortgage Conditions, or any other person from time to time assuming the obligations of the borrower to repay such Underlying Mortgage Loan or any part of it

"Underlying Property" means the Underlying English Property, the Underlying Northern Irish Property and the Underlying Scottish Property upon which Underlying Mortgage Loans are secured

"Underlying Related Security" means in relation to an Underlying Mortgage Loan, the Underlying Mortgage relating thereto and all other collateral security for all moneys payable under such Underlying Mortgage Loan including any relevant guarantees, deeds of consent, deeds of postponement, Marital Homes Act documentation and any other documents relating to the Underlying Mortgage Loan, together with any rights against any person or persons in connection with the origination and completion of such Underlying Mortgage Loan

"**Underlying Scottish Mortgage Loan**" means an Underlying Mortgage Loan in relation to an Underlying Scottish Property

"**Underlying Scottish Property**" means a heritable or long lease residential property located in Scotland that is secured by an Underlying Mortgage

"**Underlying Scottish Related Security**" means the Underlying Related Security in respect of an Underlying Scottish Mortgage Loan

"**Underlying Third Party Buildings Policy**" means any insurance policy described as such and any other insurance contract of similar effect in replacement, addition or substitution for such policy from time to time relating to an Underlying Mortgage Loan

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A DEBENTURE DATED THE 9th OCTOBER 2007 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS TRUSTEE) (WHETHER FOR ITS OWN ACCOUNT OR AS TRUSTEE FOR THE SECURED PARTIES) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 15th OCTOBER 2007

GIVEN AT COMPANIES HOUSE, CARDIFF THE 19th OCTOBER 2007

LCangela

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

END

HC026B